UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2009
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☑

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2009

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	$	$	$	$

VOYAGE REVENUES (note 10)	79,783	77,514	235,580	225,411

OPERATING EXPENSES (note 10)
Voyage expenses	743	615	1,483	1,672
Vessel operating expenses	19,126	17,500	56,045	56,699
Depreciation and amortization	18,901	19,105	58,387	56,767
General and administrative	4,952	4,167	12,563	14,367
Restructuring charge (note 16)	393	—	3,053	—
Goodwill impairment (note 6)	—	3,648	—	3,648

Total operating expenses	44,115	45,035	131,531	133,153

Income from vessel operations	35,668	32,479	104,049	92,258

OTHER ITEMS
Interest expense (notes 5 and 8)	(13,396)	(32,627)	(46,630)	(101,227)
Interest income	3,375	14,711	10,858	45,678
Realized and unrealized loss on derivative instruments (note 11)	(33,882)	(23,297)	(41,476)	(26,008)
Foreign currency exchange (loss) gain (note 8)	(17,559)	48,567	(19,510)	14,647
Equity (loss) income	(2,499)	278	11,507	(1,413)
Other income (expense) — net (note 9)	61	207	239	1,211

Total other items	(63,900)	7,839	(85,012)	(67,112)

Net (loss) income	(28,232)	40,318	19,037	25,146

Non-controlling interest in net (loss) income	1,818	(5,571)	22,700	(10,235)
Dropdown Predecessor’s interest in net (loss) income	—	—	—	894
General Partner’s interest in net (loss) income	436	9,854	3,038	5,031
Limited partners’ interest in net (loss) income	(30,486)	36,035	(6,701)	29,456
Limited parnters’ interest in net (loss) income per (note 14):
• Common unit (basic and diluted)	(0.63)	0.99	(0.16)	0.37
• Subordinated unit (basic and diluted)	(0.63)	0.99	(0.06)	0.01
• Total unit (basic and diluted)	(0.63)	0.99	(0.14)	0.26

Weighted-average number of units outstanding:
• Common units (basic and diluted)	41,021,963	33,338,320	37,855,872	28,475,744
• Subordinated units (basic and diluted)	7,367,286	11,050,929	9,229,347	12,933,082
• Total units (basic and diluted)	48,389,249	44,389,249	47,085,219	41,408,826
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	September 30,	December 31,
	2009	2008
	$	$
ASSETS
Current
Cash and cash equivalents	90,485	117,641
Restricted cash — current (note 5)	35,574	28,384
Accounts receivable	6,103	5,793
Prepaid expenses	8,795	5,329
Other current assets	2,336	7,266
Current portion of derivative assets (notes 2 and 11)	16,402	13,078
Current portion of net investments in direct financing leases (note 5)	11,855	—
Advances to affiliates (note 10h)	11,926	9,583

Total current assets	183,476	187,074

Restricted cash — long-term (note 5)	614,943	614,565

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $147,623 (2008 — $121,233)	885,511	1,078,526
Vessels under capital leases, at cost, less accumulated depreciation of $130,412 (2008 — $106,975) (note 5)	908,040	928,795
Advances on newbuilding contracts (note 12)	56,421	200,557

Total vessels and equipment	1,849,972	2,207,878

Investment in and advances to joint venture (note 10f)	77,024	64,382
Net investments in direct financing leases (note 5)	407,394	—
Other assets	23,395	27,266
Derivative assets (notes 2 and 11)	55,574	154,248
Intangible assets — net (note 6)	134,958	141,805
Goodwill (note 6)	35,631	35,631

Total assets	3,382,367	3,432,849

LIABILITIES AND EQUITY
Current
Accounts payable (note 10a)	7,445	10,838
Accrued liabilities (note 10a)	33,175	24,071
Unearned revenue	14,165	9,705
Current portion of long-term debt (note 8)	66,558	76,801
Current obligations under capital lease (note 5)	44,739	147,616
Current portion of derivative liabilities (notes 2 and 11)	52,393	35,182
Advances from joint venture partners (note 7)	1,236	1,236
Advances from affiliates (note 10h)	99,387	73,064

Total current liabilities	319,098	378,513

Long-term debt (note 8)	1,340,462	1,305,810
Long-term obligations under capital lease (note 5)	779,626	669,725
Other long-term liabilities (note 5)	55,097	44,668
Derivative liabilities (notes 2 and 11)	130,853	225,420

Total liabilities	2,625,136	2,624,136

Commitments and contingencies (notes 5, 8, 11 and 12)

Equity
Non-controlling interest	6,510	2,862
Partners’ equity	750,721	805,851

Total equity	757,231	808,713

Total liabilities and total equity	3,382,367	3,432,849

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2009	2008
	$	$

Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	19,037	25,146
Non-cash items:
Unrealized loss on derivative instruments (note 11)	16,348	21,231
Depreciation and amortization	58,387	56,767
Goodwill impairment (note 6)	—	3,648
Foreign currency exchange loss (gain)	18,763	(14,252)
Equity based compensation	277	276
Equity (income) loss	(11,507)	1,413
Accrued interest and other — net	5,820	6,382
Change in non-cash working capital items related to operating activities	31,036	(428)
Expenditures for drydocking	(5,456)	(10,883)

Net operating cash flow	132,705	89,300

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	162,826	819,056
Debt issuance costs	—	(2,248)
Scheduled repayments of long-term debt	(61,541)	(32,184)
Prepayments of long-term debt	(95,900)	(321,000)
Scheduled repayments of capital lease obligations and other long-term liabilities	(7,092)	(6,766)
Proceeds from follow-on offering net of offering costs of $3,305 (2008 — $6,179)	68,532	202,519
Advances to and from affiliates	17,954	3,974
Advances from joint venture partners	—	607
Decrease in restricted cash	1,390	2,032
Cash distributions paid	(85,196)	(70,631)
Excess of purchase price over the contributed basis of Teekay Nakilat (III) Holdings Corporation (note 10f)	—	(25,120)
Excess of purchase price over the contributed basis of Teekay Tangguh Borrower LLC (note 10e)	(33,442)	—
Distribution to Teekay Corporation for the purchase of Kenai LNG Carriers (note 10g)	—	(230,000)
Equity distribution from Teekay Corporation	—	3,281

Net financing cash flow	(32,469)	343,520

INVESTING ACTIVITIES
Advances to joint venture	(2,610)	(262,721)
Expenditures for vessels and equipment	(95,669)	(115,020)
Purchase of Teekay Nakilat (III) Holdings Corporation (note 10f)	—	(73,070)
Purchase of Teekay Tangguh Borrower LLC (note 10e)	(35,646)	—
Receipts from direct financing leases	6,533	—
Return of capital from Teekay BLT Corporation (note 10e)	—	(19,600)
Receipt of Spanish re-investment tax credit (note 18)	—	5,431

Net investing cash flow	(127,392)	(464,980)

Decrease in cash and cash equivalents	(27,156)	(32,160)
Cash and cash equivalents, beginning of the period	117,641	91,891

Cash and cash equivalents, end of the period	90,485	59,731

Supplemental cash flow information (note 13)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. dollars and units)

	TOTAL EQUITY
	Partners’ Equity					Non-
					General	controlling
	Common		Subordinated		Partner	Interest	Total
	Units	$	Units	$	$	$	$
Balance as at December 31, 2008	33,338	634,212	11,051	134,291	37,348	2,862	808,713
Net (loss) income and comprehensive (loss) income	—	(6,122)	—	(579)	3,038	22,700	19,037
Cash distributions	—	(63,668)	—	(16,797)	(4,731)	—	(85,196)
Proceeds from follow-on equity offering of units, net of offering costs of $3.3 million (note 3)	4,000	67,095	—	—	1,437	—	68,532
Equity based compensation	—	220	—	50	7	—	277
Conversion of subordinated units to common (note 14)	3,684	42,010	(3,684)	(42,010)	—	—	—
Loss on acquisition of interest rate swap (note 10k)	—	(1,278)	—	(324)	(36)	—	(1,638)
Purchase of Teekay Tangguh Borrower LLC from Teekay Corporation (notes 8 and 10e)	—	(22,777)	—	(9,406)	(1,259)	(19,052)	(52,494)

Balance as at September 30, 2009	41,022	649,692	7,367	65,225	35,804	6,510	757,231

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
1.	Basis of presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries, the Dropdown Predecessor, as described below, and variable interest entities for which Teekay LNG Partners L.P. or its subsidiaries are the primary beneficiaries (see Note 12) (collectively, the Partnership). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2008. In the opinion of management of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (or the General Partner), these interim consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, and changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation. Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.

The Partnership has accounted for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Partnership over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Partnership and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, the Partnership’s financial statements prior to the date the interests in these vessels were actually acquired by the Partnership are retroactively adjusted to include the results of these vessels during the periods they were under common control of Teekay Corporation.

On April 1, 2008, the Partnership acquired interests in two liquefied natural gas (or LNG) vessels (or the Kenai LNG Carriers) from Teekay Corporation and immediately chartered the vessels back to Teekay Corporation. These transactions were deemed to be business acquisitions between entities under common control. As a result, the Partnership’s statement of income and cash flows for the nine months ended September 30, 2008 reflect these two vessels, referred to herein as the Dropdown Predecessor, as if the Partnership had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. The two Kenai LNG Carriers began operations under the ownership of Teekay Corporation on December 13 and 14, 2007, respectively. The effect of adjusting the Partnership’s financial statements to account for this common control exchange increased the Partnership’s net income by $0.9 million for the nine months ended September 30, 2008.

The Partnership’s consolidated financial statements include the financial position, results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to the vessels. General and administrative expenses (consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for the period presented. In addition, if the Dropdown Predecessor was capitalized in part with non-interest bearing loans from Teekay Corporation and its subsidiaries, these intercompany loans were generally used to finance the acquisition of the vessels. Interest expense includes the allocation of interest to the Dropdown Predecessor from Teekay Corporation and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these intercompany loans. Management believes these allocations reasonably present the general and administrative expenses and interest expense of the Dropdown Predecessor.

The Partnership evaluated events and transactions occurring after the balance sheet date and through the day the financial statements were issued. The date of issuance of the financial statements was December 7, 2009.

Adoption of New Accounting Pronouncements

In January 2009, the Partnership adopted an amendment to Financial Accounting Standards Board (FASB) ASC 805, Business Combinations. This amendment requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This amendment also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full fair values of the assets and liabilities as if they had occurred on the acquisition date. In addition, this amendment requires that all acquisition related costs be expensed as incurred, rather than capitalized as part of the purchase price, and those restructuring costs that an acquirer expected, but was not obligated to incur, be recognized separately from the business combination. The amendment applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Partnership’s adoption of this amendment did not have a material impact on the Partnership’s consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

In January 2009, the Partnership adopted an amendment to FASB ASC 810, Consolidation, which requires us to make certain changes to the presentation of our financial statements. This amendment requires that non-controlling interests in subsidiaries held by parties other than the partners be identified, labeled and presented in the statement of financial position within equity, but separate from the partners’ equity. This amendment requires that the amount of consolidated net income (loss) attributable to the partners and to the non-controlling interest be clearly identified on the consolidated statements of income (loss). In addition, this amendment provides for consistency regarding changes in partners’ ownership including when a subsidiary is deconsolidated. Any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value. Except for the presentation and disclosure provisions of this amendment, which were adopted retrospectively to the Partnership’s consolidated financial statements, this amendment was adopted prospectively.

Consolidated net income attributable to the partners would have been different in the three and nine months ended September 30, 2009 had the amendment to FASB ASC 810 not been adopted. Losses attributable to the non-controlling interest that exceed the entities’ (Teekay Nakilat Corporation and Teekay BLT Corporation) equity capital would have been charged against the majority interest, as there was no obligation of the non-controlling interest to cover such losses. However, if future earnings do materialize, the majority interest should have been credited to the extent of such losses previously absorbed. Pro forma consolidated net income (loss) attributed to non-controlling interest and to the partners and pro forma income (loss) per unit had the amendment to FASB ASC 810 not been adopted are as follows:

	Three Months Ended	Nine Months Ended
	September 30, 2009	September 30, 2009
	$	$

Net (loss) income	(28,232)	19,037

Pro forma non-controlling interest in net (loss) income	1,724	10,097
Pro forma partners’ interest in net (loss) income	(29,956)	8,940

Pro forma net (loss) income per unit:
Common unit (basic and diluted)	(0.63)	0.09
Subordinated unit (basic and diluted)	(0.63)	0.24
Total unit (basic and diluted)	(0.63)	0.12

In January 2009, the Partnership adopted an amendment to FASB ASC 820 Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Non-financial assets and non-financial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or financial liability. The Partnership’s adoption of this amendment did not have a material impact on the Partnership’s consolidated financial statements.

In January 2009, the Partnership adopted an amendment to FASB ASC 815 Derivatives and Hedging, which requires expanded disclosures about a company’s derivative instruments and hedging activities, including increased qualitative, and credit-risk disclosures. See Note 11 of the notes to the consolidated financial statements.

In January 2009, the Partnership adopted an amendment to FASB ASC 260, Earnings Per Share, which provides guidance on earnings-per-unit (or EPU) computations for all master limited partnerships (or MLPs) that distribute “available cash”, as defined in the respective partnership agreements, to limited partners, the general partner, and the holders of incentive distribution rights (or IDRs). MLPs will need to determine the amount of “available cash” at the end of the reporting period when calculating the period’s EPU. This amendment was applied retrospectively to all periods presented. See Note 14 of the notes to the consolidated financial statements.

In January 2009, the Partnership adopted an amendment to FASB ASC 350, Intangibles — Goodwill and Other, which amends the factors that should be considered in developing renewal or extension of assumptions used to determine the useful life of a recognized intangible asset The adoption of the amendment did not have a material impact on the Partnership’s consolidated financial statements.

In January 2009, the Partnership adopted an amendment to FASB ASC 323, Investments — Equity Method and Joint Ventures, which provides addresses the accounting for the acquisition of equity method investments, for changes in value and changes in ownership levels. The adoption of this amendment did not have a material impact on the Partnership’s consolidated financial statements.

In April 2009, the Partnership adopted an amendment to FASB ASC 825, Financial Instruments, which requires disclosure of the fair value of financial instruments to be disclosed on a quarterly basis and that disclosures provide qualitative and quantitative information on fair value estimates for all financial instruments not measured on the balance sheet at fair value, when practicable, with the exception of certain financial instruments (see Note 2).

In April 2009, the Partnership adopted an amendment to FASB ASC 855, Subsequent Events, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This amendment requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This amendment is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this amendment did not have a material impact on the consolidated financial statements (see Note 19).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

In June 2009, the FASB issued the FASB ASC effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC identifies the source of GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (or SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date, the ASC superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASC will become non-authoritative. The Partnership adopted the ASC on July 1, 2009 and incorporated it in the Partnership’s notes to the consolidated financial statements.

2.	Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash — The fair value of the Partnership’s cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.

Long-term debt — The fair values of the Partnership’s fixed-rate and variable-rate long-term debt are estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.

Advances to and from affiliates, joint venture partners and joint venture — The fair value of the Partnership’s advances to and from affiliates, joint venture partners and joint venture approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Interest rate swap agreements — The fair value of the Partnership’s interest rate swaps, used for economic hedging purposes, is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both the Partnership and the swap counterparties.

Other derivative — The Partnership’s other derivative agreement is between Teekay Corporation and the Partnership and relates to hire payments under the time-charter contract for the Toledo Spirit (see Note 10j). The fair value of this derivative agreement is the estimated amount that the Partnership would receive or pay to terminate the agreement at the reporting date, based on the present value of the Partnership’s projection of future spot market tanker rates, which have been derived from current spot market tanker rates and long-term historical average rates.

The Partnership categorizes the fair value estimates by a a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The estimated fair value of the Partnership’s financial instruments and categorization using the fair value hierarchy is as follows:

		September 30, 2009		December 31, 2008
		Carrying	Fair	Carrying	Fair
	Fair Value	Amount	Value	Amount	Value
	Hierarchy	Asset	Asset	Asset	Asset
	Level	(Liability)	(Liability)	(Liability)	(Liability)
		$	$	$	$

Cash and cash equivalents and restricted cash	—	741,002	741,002	760,590	760,590
Advances to and from joint venture	—	1,400	1,400	(1,210)	(1,210)
Long-term debt (note 8)	Level 2	(1,407,020)	(1,225,169)	(1,382,611)	(1,219,241)
Advances to and from affiliates	—	(87,461)	(87,461)	(63,481)	(63,481)
Advances from joint venture partners (note 7)	—	(1,236)	(1,236)	(1,236)	(1,236)
Derivative instruments (note 11)
Interest rate swap agreements — assets (1)	Level 2	76,368	76,368	167,390	167,390
Interest rate swap agreements — liabilities (1)	Level 2	(180,609)	(180,609)	(243,448)	(243,448)
Other derivative	Level 3	(11,200)	(11,200)	(17,955)	(17,955)

(1)
The fair value of the Partnership’s interest rate swap agreements is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both the Partnership and the swap counterparties. The estimated amount is the present value of future cash flows. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as derivative assets and liabilities could vary by a material amount in the near-term. The Partnership’s interest rate swap agreements as at September 30, 2009 and December 31, 2008 include $4.2 million and $0.7 million, respectively, of accrued interest which is recorded in accrued liabilities on the consolidated balance sheets.

The Partnership transacts all of its derivative instruments through financial institutions that are investment-grade rated at the time of the transaction and requires no collateral from these institutions.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Changes in fair value during the nine months ended September 30, 2009 for assets and liabilities that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

Asset/(Liability)
$

Fair value at December 31, 2008	(17,955)
Total unrealized gains	6,755

Fair value at September 30, 2009	(11,200)

The Partnership has determined that there are no non-financial assets or non-financial liabilities carried at fair value at September 30, 2009.
3.	Equity Offering

On March 30, 2009, the Partnership completed a follow-on equity offering of 4.0 million common units at a price of $17.60 per unit, for gross proceeds of approximately $70.4 million. As a result of the offering, the Partnership raised gross equity proceeds of $71.8 million (including the General Partner’s 2% proportionate capital contribution). In the nine months ended September 30, 2009, the Partnership used the total net proceeds after deducting offering costs of $3.3 million from the equity offerings of approximately $68.5 million to prepay amounts outstanding on two of its revolving credit facilities.

4.	Segment Reporting

The Partnership has two reportable segments: its liquefied gas segment and its Suezmax tanker segment. The Partnership’s liquefied gas segment consists of LNG and liquefied petroleum gas (or LPG) carriers subject to long-term, fixed-rate time-charters to international energy companies and Teekay Corporation (see Note 10g). As at September 30, 2009, the Partnership’s liquefied gas segment consisted of fifteen LNG carriers (including four LNG carriers that are accounted for under the equity method and two LPG carriers. The Partnership’s Suezmax tanker segment consists of eight 100%-owned Suezmax-class crude oil tankers operating on long-term, fixed-rate time-charter contracts to international energy companies. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s audited consolidated financial statements for the year ended December 31, 2008.

The following tables include results for these segments for the years presented in these financial statements.

	Three Months Ended September 30,
	2009			2008
	Liquefied	Suezmax		Liquefied	Suezmax
	Gas	Tanker		Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$

Voyage revenues	61,894	17,889	79,783	57,668	19,846	77,514

Voyage expenses	465	278	743	189	426	615
Vessel operating expenses	12,760	6,366	19,126	10,776	6,724	17,500
Depreciation and amortization	13,989	4,912	18,901	14,310	4,795	19,105
General and administrative (1)	3,118	1,834	4,952	2,361	1,806	4,167
Restructuring charge	175	218	393	—	—	—
Goodwill impairment	—	—	—	—	3,648	3,648

Income from vessel operations	31,387	4,281	35,668	30,032	2,447	32,479

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

	Nine Months Ended September 30,
	2009			2008
	Liquefied	Suezmax		Liquefied	Suezmax
	Gas	Tanker		Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$

Voyage revenues	181,409	54,171	235,580	167,297	58,114	225,411

Voyage expenses	723	760	1,483	791	881	1,672
Vessel operating expenses	37,493	18,552	56,045	35,752	20,947	56,699
Depreciation and amortization	43,660	14,727	58,387	42,740	14,027	56,767
General and administrative (1)	7,650	4,913	12,563	7,871	6,496	14,367
Restructuring charge	1,357	1,696	3,053	—	—	—
Goodwill impairment	—	—	—	—	3,648	3,648

Income from vessel operations	90,526	13,523	104,049	80,143	12,115	92,258

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	September 30,	December 31,
	2009	2008
	$	$

Total assets of the liquefied gas segment	2,893,303	2,900,689
Total assets of the Suezmax tanker segment	381,345	396,131
Cash and cash equivalents	90,485	117,641
Accounts receivable, prepaid expenses and other current assets	17,234	18,388

Consolidated total assets	3,382,367	3,432,849

5.	Leases and Restricted Cash
Capital Lease Obligations

RasGas II LNG Carriers. As at September 30, 2009, the Partnership owned a 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below relating to the RasGas II LNG Carriers capital leases include the Partnership’s joint venture partner’s 30% share.

Under the terms of the RasGas II LNG Carriers capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. At inception of the leases the Partnership’s best estimate of the fair value of the guarantee liability was $18.6 million. During 2008 the Partnership agreed under the terms of its tax lease indemnification guarantee to increase its capital lease payments for the three LNG carriers to compensate the lessor for losses suffered as a result of changes in tax rates. The estimated increase in lease payments is approximately $8.1 million over the term of the lease, with a carrying value of $7.9 million as at September 30, 2009. The Partnership’s carrying amount of the remaining tax indemnification guarantee is $9.3 million. Both amounts are included as part of other long-term liabilities in the Partnership’s consolidated balance sheets. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2042. Although, there is no maximum potential amount of future payments, Teekay Nakilat may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, Teekay Nakilat will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at September 30, 2009, the commitments under these capital leases approximated $1,055.1 million, including imputed interest of $585.0 million, repayable as follows:

Year	Commitment
Remainder of 2009	$6.0 million
2010	$24.0 million
2011	$24.0 million
2012	$24.0 million
2013	$24.0 million
Thereafter	$953.1 million

Spanish-Flagged LNG Carrier. As at September 30, 2009, the Partnership was a party to a capital lease on one LNG carrier (the Madrid Spirit) which is structured as a “Spanish tax lease”. Under the terms of the Spanish tax lease for the Madrid Spirit, which includes the Partnership’s contractual right to full operation of the vessel pursuant to a bareboat charter, the Partnership will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the interest rate implicit in the Spanish tax lease was 5.8%. As at September 30, 2009, the commitments under this capital lease, including the purchase obligation, approximated 117.4 million Euros ($171.8 million), including imputed interest of 10.2 million Euros ($14.9 million), repayable as follows:

Year	Commitment
Remainder of 2009	25.7 million Euros ($37.5 million)
2010	26.9 million Euros ($39.4 million)
2011	64.8 million Euros ($94.9 million)

Suezmax Tankers. As at September 30, 2009, the Partnership was a party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, which include the Partnership’s contractual right to full operation of the vessels pursuant to bareboat charters, the Partnership is required to purchase these vessels after the end of their respective lease terms for a fixed price. At the inception of these leases, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in our lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Partnership. As at September 30, 2009, the remaining commitments under these capital leases, including the purchase obligations, approximated $227.6 million, including imputed interest of $30.2 million, repayable as follows:

Year	Commitment
Remainder of 2009	$6.0 million
2010	$23.7 million
2011	$197.9 million
The Partnership’s capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.
Operating Lease Obligations

Teekay Tangguh Joint Venture. Effective August 10, 2009, the Partnership owns 99% of Teekay Tangguh Borrower LLC (or Teekay Tangguh), which in turn owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture). Prior to the acquisition by the Partnership, Teekay Tangguh was considered a variable interest entity for the Partnership (see Notes 8 and 10e).

As at September 30, 2009, the Teekay Tangguh Joint Venture was a party to operating leases whereby it is the lessor and is leasing its two LNG carriers (or the Tangguh LNG Carriers) to a third party company (or Head Leases). The Teekay Tangguh Joint Venture is then leasing back the LNG carriers from the same third party company (or Subleases). Under the terms of these leases, the third party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the Teekay Tangguh Joint Venture. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the third party company is entitled to increase the lease payments under the Sublease to maintain its agreed after-tax margin. The Teekay Tangguh Joint Venture’s carrying amount of this tax indemnification is $10.9 million and is included as part of other long-term liabilities in the accompanying consolidated balance sheets of the Partnership. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2034. Although there is no maximum potential amount of future payments, the Teekay Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Teekay Tangguh Joint Venture will be required to pay termination sums to the third party company sufficient to repay the third party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20 year terms and are classified as operating leases. The Head Lease and the Sublease for each of the two Tangguh LNG Carriers commenced in November 2008 and March 2009, respectively.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated
As at September 30, 2009, the total estimated future minimum rental payments to be received and paid under the lease contracts are as follows:

Year	Rental Receipts	Rental Payments
Remainder of 2009	$7,226	$6,268
2010	$28,892	$25,072
2011	$28,875	$25,072
2012	$28,860	$25,072
2013	$28,843	$25,072
Thereafter	$332,563	$382,458
Restricted Cash

Under the terms of the capital leases for the RasGas II LNG Carriers and the Spanish-flagged LNG carrier described above, the Partnership is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, will equal the remaining amounts owing under the leases, including the obligations to purchase the Spanish-flagged LNG carrier at the end of the lease period. These cash deposits are restricted to being used for capital lease payments and have been fully funded primarily with term loans (see Note 8).

As at September 30, 2009 and December 31, 2008, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $480.4 million and $487.4 million, respectively. As at September 30, 2009 and December 31, 2008, the weighted-average interest rates earned on the deposits were 0.7% and 4.8%, respectively.

As at September 30, 2009 and December 31, 2008, the amount of restricted cash on deposit for the Spanish-Flagged LNG carrier was 108.6 million Euros ($159.1 million) and 104.7 million Euros ($146.2 million), respectively. As at September 30, 2009 and December 31, 2008, the weighted-average interest rates earned on these deposits were 5.0%.

The Partnership also maintains restricted cash deposits relating to certain term loans, which cash totaled 7.5 million Euros ($11.0 million) and 6.7 million Euros ($9.3 million) as at September 30, 2009 and December 31, 2008, respectively.

Net Investments in Direct Financing Leases

The Tangguh LNG Carriers commenced their time-charters with The Tangguh Production Sharing Contractors in January and May 2009, respectively. Both time-charters are accounted for as direct financing leases with 20 year terms and the following table lists the components of the net investments in direct financing leases:

	September 30,	December 31,
	2009	2008
	$	$

Total minimum lease payments to be received	749,390	—
Estimated residual value of leased property (unguaranteed)	194,497	—
Initial direct costs	628	—
Less unearned revenue	(525,266)	—

Total	419,249	—
Less current portion	11,855	—

Total	407,394	—

As at September 30, 2009, minimum lease payments to be received by the Partnership under the Tangguh LNG Carrier leases in each of the next five succeeding fiscal years are approximately $9.8 million (remainder of 2009), $38.5 million (2010), $38.5 million (2011), $38.5 million (2012) and $38.5 million (2013). Both leases are scheduled to end in 2029.

6.	Intangible Assets and Goodwill
As at September 30, 2009 and December 31, 2008, intangible assets consisted of time-charter contracts with a weighted-average amortization period of 19.2 years.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated
The carrying amount of intangible assets for the Partnership’s reportable segments is as follows:

	September 30, 2009			December 31, 2008
	Liquefied	Suezmax		Liquefied	Suezmax
	Gas	Tanker		Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$
Gross carrying amount	179,813	2,739	182,552	179,813	2,739	182,552
Accumulated amortization	(45,673)	(1,921)	(47,594)	(39,031)	(1,716)	(40,747)

Net carrying amount	134,140	818	134,958	140,782	1,023	141,805

Amortization expense of intangible assets for the three and nine months ended September 30, 2009 and 2008 were $2.3 million, $6.8 million, $2.3 million and $6.8 million, respectively.

The carrying amount of goodwill as at September 30, 2009 and December 31, 2008 for the Partnership’s liquefied gas segment is $35.6 million. At September 30, 2008, the Partnership conducted an interim impairment review of its reporting units and it was determined that the fair value attributable to the Partnership’s Suezmax tanker segment was less than its carrying value. As a result, a goodwill impairment loss of $3.6 million was recognized in the Suezmax tanker reporting unit during the three and nine months ended September 30, 2008.

7.	Advances from Joint Venture Partners

	September 30,	December 31,
	2009	2008
	$	$

Advances from BLT LNG Tangguh Corporation (note 10e)	1,179	1,179
Advances from Qatar Gas Transport Company Ltd. (Nakilat)	57	57

	1,236	1,236

Advances from joint venture partners are non-interest bearing, unsecured and have no fixed payment terms. The Partnership did not incur interest expense from the advances during the three and nine months ended September 30, 2009 and 2008.

8.	Long-Term Debt

	September 30,	December 31,
	2009	2008
	$	$

U.S. Dollar-denominated Revolving Credit Facilities due through 2018	218,000	215,000
U.S. Dollar-denominated Term Loans due through 2019	402,830	421,517
U.S. Dollar-denominated Term Loans due through 2021	345,179	314,606	(1)
U.S. Dollar-denominated Unsecured Loan	1,144	1,144	(1)
U.S. Dollar-denominated Unsecured Demand Loan	15,085	16,200
Euro-denominated Term Loans due through 2023	424,782	414,144

Total	1,407,020	1,382,611
Less current portion	66,558	37,355
Less current portion (variable interest entity)	—	39,446	(1)

Total	1,340,462	1,305,810

(1)
As at December 31, 2008, long-term debt related to the Teekay Tangguh Joint Venture was $315.8 million. Teekay Tangguh was a variable interest entity whereby the Partnership was the primary beneficiary and owned 70% of the Teekay Tangguh Joint Venture.

As at September 30, 2009, the Partnership had three long-term revolving credit facilities available, which, as at such date, provided for borrowings of up to $568.7 million, of which $350.7 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the revolving credit facilities reduces by $10.5 million (remainder of 2009), $31.6 million (2010), $32.2 million (2011), $32.9 million (2012), $33.7 million (2013) and $427.8 million (thereafter). All the revolving credit facilities may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to repay all borrowings used to fund cash distributions within 12 months of their being drawn, from a source other than further borrowings. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of the Partnership’s vessels, together with other related security, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.

The Partnership has a U.S. Dollar-denominated term loan outstanding, which, as at September 30, 2009, totaled $402.8 million, of which $234.6 million bears interest at a fixed rate of 5.39% and requires quarterly payments. The remaining $168.2 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $56.0 million per vessel due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on three vessels, together with certain other related security and certain guarantees from the Partnership.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated

The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture. The Teekay Tangguh Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at September 30, 2009, totaled $345.2 million and the margins ranged between 0.30% and 0.625%. Interest payments on the loan are based on LIBOR plus margins. Following delivery of the Tangguh LNG Carriers in November 2008 and March 2009, interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.625%. Commencing three months after delivery of each vessel, one tranche (total value of $324.5 million) reduces in quarterly payments while the other tranche (total value of up to $190.0 million) correspondingly is drawn up with a final $95.0 million bullet payment per vessel due twelve years and three months from each vessel delivery date. As at September 30, 2009, this loan facility is collateralized by first-priority mortgages on the vessels to which the loan relates, together with certain other security and is guaranteed by the Partnership.

The Partnership has a U.S. Dollar-denominated demand loan outstanding owing to Teekay Nakilat’s joint venture partner, which, as at September 30, 2009, totaled $15.1 million, including accrued interest. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. The loan is repayable on demand no earlier than February 27, 2027.

The Partnership has two Euro-denominated term loans outstanding, which as at September 30, 2009 totaled 290.1 million Euros ($424.8 million). These loans were used to make restricted cash deposits that fully fund payments under capital leases for the LNG carriers the Madrid Spirit and the Catalunya Spirit (see Note 5). Interest payments are based on EURIBOR plus a margin. The term loans have varying maturities through 2023 and monthly payments that reduce over time. The term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with certain other related security and guarantees from one of the Partnership’s subsidiaries.

Subsequent to September 30, 2009, the Partnership entered into a new $122.0 million credit facility that will be secured by the Skaugen LPG Carriers and Skaugen Multigas Carriers. The facility amount is equal to the lower of $122.0 million and 60% of the purchase price of each vessel. The facility will mature, with respect to each vessel, seven years after each vessels’ first drawdown date. The Partnership expects to draw on this facility to repay a portion of the amount we borrowed to purchase the Skaugen LPG Carrier delivered in April 2009 and the Skaugen LPG Carrier that delivered in November 2009 (see Note 19). The Partnership will use the remaining available funds from the facility to assist in purchasing, or facilitate the purchase of, the third Skaugen LPG Carrier and the two Skaugen Multigas Carriers upon delivery of each vessel.

The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at September 30, 2009 and December 31, 2008 were 1.7% and 3.6%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 11). At September 30, 2009, the margins on the Partnership’s long-term debt ranged from 0.3% to 0.8%.

All Euro-denominated term loans are revalued at the end of each period using the then-prevailing Euro/U.S. Dollar exchange rate. Due primarily to this revaluation, the Partnership recognized foreign exchange gains (losses) of ($17.6) million, $48.6 million, ($19.5) million and $14.6 million for the three and nine months ended September 30, 2009 and 2008, respectively.

The aggregate annual long-term debt principal repayments required for periods subsequent to September 30, 2009 are $17.7 million (remainder of 2009), $65.2 million (2010), $290.2 million (2011), $68.3 million (2012), $68.8 million (2013) and $896.8 million (thereafter).

Certain loan agreements require that minimum levels of tangible net worth and aggregate liquidity be maintained, provide for a maximum level of leverage, and require one of the Partnership’s subsidiaries to maintain restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under its term loans or revolving credit facilities.

9.	Other Income (Expense) — Net

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	$	$	$	$
Income tax recovery	144	336	443	248
Miscellaneous (expense) income	(83)	(129)	(204)	963

Other income (expense) — net	61	207	239	1,211

10.	Related Party Transactions
a) The Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership with administrative, crew training, advisory, technical and strategic consulting services. During the three and nine months ended September 30, 2009 and 2008, the Partnership incurred $2.5 million, $7.4 million, $1.9 million and $5.7 million, respectively, for these services. In addition, as a component of the services agreements, the Teekay Corporation subsidiaries provide the Partnership with all usual and customary crew management services in respect of its vessels. For the three and nine months ended September 30, 2009 and 2008, the Partnership incurred $8.0 million, $20.0 million, $4.7 million and $14.0 million, respectively, for crewing and manning costs, of which $2.2 million and $3.7 million was payable to the subsidiaries of Teekay Corporation as at September 30, 2009 and December 31, 2008, respectively, and is included as part of accounts payable and accrued liabilities in the Partnership’s consolidated balance sheets.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated

On March 31, 2009, a subsidiary of Teekay Corporation paid $3.0 million to the Partnership for the right to provide certain ship management services to certain of the Partnership’s vessels. This amount is deferred and amortized on a straight-line basis until 2012.

During the nine months ended September 30, 2008, $0.5 million of general and administrative expenses attributable to the operations of the Kenai LNG Carriers was incurred by Teekay Corporation and has been allocated to the Partnership as part of the results of the Dropdown Predecessor.

During the nine months ended September 30, 2008, $3.1 million of interest expense attributable to the operations of the Kenai LNG Carriers was incurred by Teekay Corporation and has been allocated to the Partnership as part of the results of the Dropdown Predecessor.

b) The Partnership reimburses the General Partner for all expenses incurred by the General Partner or its affiliates that are necessary or appropriate for the conduct of the Partnership’s business. During the three and nine months ended September 30, 2009 and 2008, the Partnership incurred $0.4 million, $0.7 million, $0.2 million and $0.6 million, respectively, of these costs.
c) The Partnership was a party to an agreement with Teekay Corporation pursuant to which Teekay Corporation provided the Partnership with off-hire insurance for certain of its LNG carriers. During the three and nine months ended September 30, 2009 and 2008, the Partnership incurred $nil, $0.5 million, $0.6 million and $1.6 million, respectively, of these costs. The Partnership did not renew this off-hire insurance with Teekay Corporation, which expired during the second quarter of 2009. The Partnership currently obtains third-party off-hire insurance for certain of its LNG carriers.
d) In connection with the Partnership’s initial public offering in May 2005, the Partnership entered into an omnibus agreement with Teekay Corporation, the General Partner and other related parties governing, among other things, when the Partnership and Teekay Corporation may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers. In December 2006, the omnibus agreement was amended in connection with the initial public offering of Teekay Offshore Partners L.P. (or Teekay Offshore). As amended, the agreement governs, among other things, when the Partnership, Teekay Corporation and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, floating storage and offtake units and floating production, storage and offloading units.
e) On November 1, 2006, the Partnership agreed to acquire from Teekay Corporation its 70% interest in the Teekay Tangguh Joint Venture, which owns the two Tangguh LNG Carriers and the related 20-year, fixed-rate time-charters to service the Tangguh LNG project in Indonesia. The customer under the charters for the Tangguh LNG Carriers is The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc. The Partnership has operational responsibility for the vessels. The remaining 30% interest in the Teekay Tangguh Joint Venture is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Laju Tanker Tbk.

On August 10, 2009, the Partnership acquired 99% of Teekay Corporation’s 70% ownership interest in the Teekay Tangguh Joint Venture for a purchase price of $69.1 million (net of assumed debt). This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets was accounted for as an equity distribution to Teekay Corporation. The remaining 30% interest in the Teekay Tangguh Joint Venture is held by BLT LNG Tangguh Corporation. For the period November 1, 2006 to August 9, 2009, the Partnership consolidated Teekay Tangguh as it was considered a variable interest entity whereby the Partnership was the primary beneficiary (see Note 12).

During the nine months ended September 30, 2008, the Teekay Tangguh Joint Venture repaid $19.6 million of its contributed capital to one of its joint venture partners, Teekay Corporation. Another $8.4 million was repaid during the remainder of 2008 to the other joint venture partner BLT LNG Tangguh Corporation.

f) On November 1, 2006, the Partnership agreed to acquire from Teekay Corporation its 100% interest in Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)) which in turn owns 40% of Teekay Nakilat (III) Corporation (or the RasGas 3 Joint Venture). RasGas 3 Joint Venture owns four LNG carriers (or the RasGas 3 LNG Carriers) and related 25-year, fixed-rate time-charters (with options to extend up to an additional 10 years) to service the expansion of a LNG project in Qatar. The customer is Ras Laffan Liquefied Natural Gas Co. Limited (3), a joint venture company between Qatar Petroleum and a subsidiary of ExxonMobil Corporation. The delivered cost of the four double-hulled RasGas 3 LNG Carriers of 217,000 cubic meters each was approximately $1.0 billion, excluding capitalized interest, of which the Partnership was responsible for 40% upon its acquisition of Teekay Corporation’s interest in the joint venture. The four vessels delivered between May and July 2008.

On May 6, 2008, the Partnership acquired Teekay Corporation’s 100% ownership interest in Teekay Nakilat (III) in exchange for a non-interest bearing and unsecured promissory note. The purchase price (net of assumed debt) of $110.2 million has been paid by the Partnership. This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets was accounted for as an equity distribution to Teekay Corporation. The remaining 60% interest in the RasGas 3 Joint Venture is held by QGTC Nakilat (1643-6) Holdings Corporation (or QGTC 3). The Partnership has operational responsibility for the vessels in this project, although QGTC 3 may assume operational responsibility beginning 10 years following delivery of the vessels. For the period November 1, 2006 to May 5, 2008, the Partnership consolidated Teekay Nakilat (III) as it was considered a variable interest entity whereby the Partnership was the primary beneficiary (see Note 12).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated

On December 31, 2008 Teekay Nakilat (III) and QGTC 3 novated a term loan of such parties to the RasGas 3 Joint Venture relating to the RasGas 3 LNG Carries along with the related accrued interest and deferred debt issuance costs. As a result of this transaction the Partnership’s long-term debt and accrued liabilities have decreased by $871.3 million and other assets decreased by $4.1 million. This transaction was offset by a decrease in the Partnership’s advances to the RasGas 3 Joint Venture. Also on December 31, 2008, Teekay Nakilat (III) and QGTC 3 novated their interest rate swap agreements to the RasGas 3 Joint Venture for no consideration. As a result, the RasGas 3 Joint Venture assumed all the rights, liabilities and obligations of Teekay Nakilat (III) and QGTC 3 under the terms of the original term loan and the interest rate swap agreements.

g) In April 2008, the Partnership acquired the two 1993-built Kenai LNG Carriers from Teekay Corporation for $230.0 million. The Partnership financed the acquisition with borrowings under one of its revolving credit facilities. The Partnership chartered the vessels back to Teekay Corporation at a fixed rate for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional fifteen years). During the three and nine months ended September 30, 2009 and 2008, the Partnership recognized revenues of $9.8 million, $29.9 million, $10.3 million and $19.4 million, respectively, from these charters. See Note 1 regarding the Dropdown Predecessor.
h) As at September 30, 2009 and December 31, 2008, non-interest bearing advances to affiliates totaled $11.9 million and $9.6 million, respectively, and non-interest bearing advances from affiliates totaled $99.4 million and $73.1 million, respectively. These advances are unsecured and have no fixed repayment terms.
i) In July 2008, Teekay Corporation signed contracts for the purchase from subsidiaries of I.M. Skaugen ASA (or Skaugen) of two technically advanced 12,000-cubic meter newbuilding Multigas ships (or the Skaugen Multigas Carriers) capable of carrying LNG, LPG or ethylene. The Partnership agreed to acquire these vessels from Teekay Corporation upon delivery. The vessels are expected to deliver in 2011 for a total cost of approximately $94 million. Each vessel is scheduled to commence service under 15-year fixed-rate charters to Skaugen.
j) The Partnership’s Suezmax tanker, the Toledo Spirit, which was delivered in July 2005, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 16 years, although the charterer has the right to terminate the time-charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay Corporation are settled at the end of the year.
k) In June 2009, Teekay Corporation novated an interest rate swap, with a notional amount of $30.0 million, to the Partnership for no consideration. The transaction was concluded between related parties and thus the interest rate swap was recorded at its carrying value. The excess of the liabilities assumed over the consideration received amounting to $1.6 million was charged to equity.
11.	Derivative Instruments
The Partnership uses derivative instruments in accordance with its overall risk management policy. The Partnership has not designated these derivative instruments as hedges for accounting purposes.

At September 30, 2009, the fair value of the derivative liability relating to the agreement between the Partnership and Teekay Corporation for the Toledo Spirit time-charter contract was $11.2 million. Realized and unrealized gains (losses) relating to this agreement have been reflected in realized and unrealized gain (loss) on derivative instruments in the Partnership’s statements of income (loss). Unrealized gains of $0.7 million and unrealized losses of $11.3 million relating to this agreement for the three and nine months ended September 30, 2008, respectively, were reclassified from voyage revenues to realized and unrealized gain (loss) on derivative instruments for comparative purposes.

The Partnership enters into interest rate swaps which either exchange a receipt of floating interest for a payment of fixed interest or a payment of floating interest for a receipt of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt and floating-rate restricted cash deposits. The Partnership has not, for accounting purposes, designated its interest rate swaps as cash flow hedges of its USD LIBOR denominated borrowings or restricted cash deposits. The unrealized net gain or loss on the Partnership’s interest rate swaps has been reported as realized and unrealized gain (loss) on derivative instruments in the consolidated statements of income (loss). The realized and unrealized gains (losses) of ($24.0) million and ($14.7) million relating to interest rate swaps for the three and nine months ended September 30, 2008, respectively, were reclassified from interest expense — ($44.0) million and ($40.5) million, respectively, and interest income — $20.0 million and $25.8 million, respectively, to realized and unrealized gain (loss) on derivative instruments for comparative purposes.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated
The realized and unrealized gain (losses) relating to interest rate swaps and the Toledo Spirit time-charter derivative contract are as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	$	$	$	$
Realized losses relating to:
Interest rate swaps	(10,491)	(2,071)	(25,128)	(4,777)

Unrealized gains (losses) relating to:
Interest rate swaps	(24,491)	(21,918)	(23,103)	(9,953)
Toledo Spirit time-charter derivative contract	1,100	692	6,755	(11,278)

	(23,391)	(21,226)	(16,348)	(21,231)

Total realized and unrealized losses on derivative instruments	(33,882)	(23,297)	(41,476)	(26,008)

As at September 30, 2009, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /	Weighted-
			Carrying Amount	Average	Fixed
	Interest	Principal	of Asset	Remaining	Interest
	Rate	Amount	(Liability)(5)	Term	Rate
	Index	$	$	(years)	(%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	460,480	(62,138)	27.3	4.9
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	222,401	(48,940)	9.5	6.2
U.S. Dollar-denominated interest rate swaps	LIBOR	30,000	(3,536)	8.2	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	100,000	(16,336)	7.3	5.3
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	243,750	(35,395)	19.3	5.2
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	474,567	76,368	27.3	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps(4)	EURIBOR	424,782	(14,264)	14.7	3.8

		1,955,980	(104,241)

(1)	Excludes the margins the Partnership pays on its floating-rate debt, which, at September 30, 2009, ranged from 0.3% to 0.8% (see Note 8).

(2)	Principal amount reduces quarterly.

(3)	Principal amount reduces semiannually.

(4)	Principal amount reduces monthly to 70.1 million Euros ($102.6 million) by the maturity dates of the swap agreements.

(5)	The fair value of the Partnership’s interest rate swap agreements includes $4.2 million of accrued interest which is reflected in accrued liabilities on the consolidated balance sheets.

The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

12.	Commitments and Contingencies
a) The Partnership consolidates certain variable interest entities (or VIEs). In general, a variable interest entity is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both, then this party consolidates the VIE.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated

The Partnership consolidated Teekay Tangguh and Teekay Nakilat (III) in its consolidated financial statements effective November 1, 2006, as both entities became VIEs and the Partnership became their primary beneficiary on that date upon the Partnership’s agreement to acquire all of Teekay Corporation’s interests in these entities (see Notes 10e and 10f). The Partnership has also consolidated the Skaugen Multigas Carriers that it has agreed to acquire from Teekay Corporation as the Skaugen Multigas Carriers became VIEs and the Partnership became a primary beneficiary when Teekay Corporation purchased the newbuildings on July 28, 2008 (see Note 10i). Upon the Partnership’s acquisition of Teekay Nakilat (III) on May 6, 2008 and of Teekay Tangguh on August 10, 2009, Teekay Nakilat (III) and Teekay Tangguh were no longer VIEs. The assets and liabilities of the Skaugen Multigas Carriers are reflected in the Partnership’s financial statements at historical cost as the Partnership and the VIE are under common control.

The following table summarizes the balance sheet of Skaugen Multigas Carriers as at September 30, 2009 and the combined balance sheets of Teekay Tangguh and Skaugen Multigas Carriers as at December 31, 2008:

	September 30,	December 31,
	2009	2008
	$	$

ASSETS
Cash and cash equivalents	—	22,939
Other current assets	—	6,140
Vessels and equipment
At cost, less accumulated depreciation of $nil (2008 — $620)	—	208,841
Advances on newbuilding contracts	56,421	200,557

Total vessels and equipment	56,421	409,398
Other assets	—	7,449

Total assets	56,421	445,926

LIABILITIES AND EQUITY
Accounts payable	—	60
Accrued liabilities and other current liabilities (1)	—	26,495
Accrued liabilities and other current liabilities	—	24,135
Advances from affiliates and joint venture partner	56,421	50,391
Long-term debt (1)	—	113,611
Long-term debt	—	162,693
Other long-term liabilities	—	85,551

Total liabilities	56,421	462,936
Total equity	—	(17,010)

Total liabilities and total equity	56,421	445,926

(1)	As at September 30, 2009, long-term debt related to newbuilding vessels to be delivered was $nil (December 31, 2008 — $140.1 million).
The Partnership’s maximum exposure to loss at September 30, 2009, as a result of its commitment to purchase Teekay Corporation’s interests in Skaugen Multigas Carriers, is limited to the purchase price of its interest in both vessels, which is expected to be approximately $94 million.
b) In December 2006, the Partnership announced that it has agreed to acquire three LPG carriers from Skaugen (or the Skaugen LPG Carriers), which engages in the marine transportation of petrochemical gases and LPG and the lightering of crude oil, for approximately $33 million per vessel. The Partnership will acquire the vessels upon their deliveries and will finance their acquisition through existing or incremental debt, surplus cash balances, proceeds from the issuance of additional common units or combinations thereof. Upon delivery, the vessels will be chartered to Skaugen at fixed rates for a period of 15 years. The first and second vessel delivered in April 2009 and November 2009, and the remaining vessel is expected to deliver in 2010 (see Note 19).
13.	Supplemental Cash Flow Information
a) During the nine months ended September 30, 2009, the Tangguh LNG Carriers commenced their external time-charter contract under direct financing leases. The recognition of the net investments in direct financing leases for both vessels of $408.6 million were treated as non-cash transactions in the Partnership’s consolidated statements of cash flows.
b) In June 2009, Teekay Corporation novated an interest rate swap, with a notional amount of $30.0 million, to the Partnership for no consideration. The transaction was concluded between related parties and thus the interest rate swap was recorded at its carrying value. The excess of the liabilities assumed over the consideration received, amounting to $1.6 million, has been charged to equity and treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows.
c) During the nine months ended September 30, 2008, the net change in Teekay Corporation’s equity in the Dropdown Predecessor of $224.4 million includes the equity of the Dropdown Predecessor when initially pooled for accounting purposes and any subsequent non-cash equity transactions of the Dropdown Predecessor and was treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
14.	Total Capital and Net Income (Loss) Per Unit
At September 30, 2009, of the Partnership’s total number of units outstanding, 47% were held by the public and the remaining units were held by a subsidiary of Teekay Corporation.
On March 30, 2009 the Partnership completed a follow-on equity offering of 4.0 million common units (see Note 3).
Limited Total Rights
Significant rights of the Partnership’s limited partners include the following:
•	Right to receive distribution of available cash within approximately 45 days after the end of each quarter.
•	No limited partner shall have any management power over the Partnership’s business and affairs; the General Partner shall conduct, direct and manage Partnership’s activities.
•
The General Partner may be removed if such removal is approved by unitholders holding at least 66-2/3% of the outstanding units voting as a single class, including units held by our General Partner and its affiliates.

Subordinated Units

All of the Partnership’s subordinated units are held by a subsidiary of Teekay Corporation. Under the partnership agreement, during the subordination period applicable to the Partnership’s subordinated units, the common units have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

On May 19, 2009, 3.7 million subordinated units were converted into an equal number of common units as provided for under the terms of the partnership agreement and participate pro rata with the other common units in distributions of available cash commencing with the August 2009 distribution. The price of the Partnership’s units at the time of conversion was $17.66 on May 19, 2009.

Incentive Distribution Rights
The General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels shown below:

Quarterly Distribution Target Amount (per unit)	Unitholders	General Partner
Minimum quarterly distribution of $0.4125	98%	2%
Up to $0.4625	98%	2%
Above $0.4625 up to $0.5375	85%	15%
Above $0.5375 up to $0.65	75%	25%
Above $0.65	50%	50%

During the quarters ended September 30, 2009 and 2008, the cash distribution exceeded $0.4625 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income (loss) for the purposes of the net income (loss) per unit calculation.

In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities will be distributed to the unitholders and our General Partner in proportion to their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of the Partnership’s assets in liquidation in accordance with the partnership agreement.

Net Income (Loss) Per Unit

Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) attributable to the Dropdown Predecessor, the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the period.

The General Partner’s, common unitholders’ and subordinated unitholder’s interests in net income (loss) are calculated as if all net income (loss) was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income (loss); rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. Unlike available cash, net income (loss) is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments, and foreign currency translation gains (losses).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The General Partner’s interest in net income (loss) is calculated as if all net income (loss) for the period was distributed according to the terms of the partnership agreement, regardless of whether those earnings would or could be distributed.
The calculations of the basic and diluted income (loss) per unit are presented below.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	$	$	$	$
Net (loss) income attributable to the Partnership	(30,050)	45,889	(3,663)	34,487
Net (loss) income attributable to:
Common unitholders	(25,845)	33,061	(6,122)	31,211
Subordinated unitholders	(4,641)	10,959	(579)	497
General partner interests	436	1,869	3,038	2,779

Weighted average units outstanding (basic and diluted)
Common unitholders	41,021,963	33,338,320	37,855,872	28,475,744
Subordinated unitholders	7,367,286	11,050,929	9,229,347	12,933,082

Net (loss) income per unit (basic and diluted)
Common unitholders	(0.63)	0.99	(0.16)	0.37
Subordinated unitholders	(0.63)	0.99	(0.06)	0.01
Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.
15.	Other Information
a) In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A. and Eni SpA. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011 upon deliveries of the vessels. Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% ownership interests in the consortium, respectively. In accordance with an existing agreement, Teekay Corporation is required to offer to the Partnership its 33% ownership interest in these vessels and related charter contracts not later than 180 days before delivery of the vessels.
b) Teekay Corporation currently charters the Kenai LNG Carriers from the Partnership and then charters them out to a joint venture between Marathon Oil Corporation and ConocoPhillips. When this joint venture ceases to charter the Kenai LNG Carriers, Teekay Corporation will have the right to cause the conversion of the carriers to LNG floating production, storage and offload units (or FLNG). If converted, Teekay Corporation would initially pay conversion costs and continue to pay the time-charter rate, adjusted to reflect the lack of vessel operating expense. Upon delivery of a converted carrier, the Partnership would reimburse Teekay Corporation for the conversion cost, but would receive an increase in the charter rate to account for the capital expenditure to convert the vessel. In addition, because Teekay Corporation is providing at least ten years of stable cash flow to the Partnership, the Partnership has agreed that it will not be required to offer to the Partnership under other existing agreements any re-charter opportunity for the carriers and the Partnership will share in the profits of any future charter or FLNG project in excess of a specified rate of return for the project. The Partnership has granted Teekay Corporation a right of refusal on any sale of the Kenai LNG Carriers to a third party.
One of the Kenai LNG Carriers, the Arctic Spirit, came off charter from Teekay Corporation to the Marathon Oil Corporation/ConocoPhilips joint venture in March 2009, and the Partnership’s subsidiary, Arctic Spirit LLC and Teekay Corporation entered into a joint development and option agreement with Merrill Lynch Commodities, Inc. (or MLCI), which gives MLCI the option to purchase the Arctic Spirit for conversion to a FLNG. Because the Partnership charters the Arctic Spirit to Teekay Corporation, Teekay Corporation will continue to pay the Partnership the charter rate while the Arctic Spirit is subject to the option. If MLCI exercises the option and purchases the vessel from the Partnership, the Partnership and Teekay Corporation have the right to participate up to 50% in the conversion and charter project on terms that will be determined as the project progresses. If the option is not exercised, the Partnership will continue to charter the Arctic Spirit to Teekay Corporation on the current terms, and Teekay Corporation’s FLNG conversion rights described above will continue. The agreement with MLCI also provides that if the conversion of the Arctic Spirit to a FLNG proceeds, the Partnership and Teekay Corporation will negotiate, along with an equity investment, a similar option for a designee of MLCI to purchase the second Kenai LNG Carrier, the Polar Spirit, for a specified amount when it comes off charter.
16.	Restructuring Charge
During the nine months ended September 30, 2009, the Partnership restructured certain ship management functions from the Partnership’s office in Spain to a subsidiary of Teekay Corporation. The total estimated cost to be incurred in connection with this restructuring plan is approximately $3.2 million, of which $0.4 million and $3.1 million was incurred for the three and nine months ended September 30, 2009, respectively. This restructuring plan is expected to be completed by the end of the year and the carrying amount of the liability as at September 30, 2009 is $0.5 million, which is included as part of accrued liabilities in the Partnership’s consolidated balance sheets.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
17.	Accounting Pronouncements Not Yet Adopted
In June 2009, FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R). SFAS No. 167 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS No. 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)’s provisions. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. SFAS No. 167 is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements. SFAS No. 167 will remain authoritative until such time that it is integrated into the Codification.
In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140. SFAS No. 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS No. 166 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years with earlier adoption prohibited. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements. SFAS No. 166 will remain authoritative until such time that it is integrated into the Codification.
In August 2009, the FASB issued an amendment to FASB ASC 820 Fair Value Measurements and Disclosures that clarifies the fair value measurement requirements for liabilities that lack a quoted price in an active market and provides clarifying guidance regarding the consideration of restrictions when estimating the fair value of a liability. This amendment will be effective for the Partnership on October 1, 2009. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.
In September 2009, the FASB issued an amendment to FASB ASC 605 Revenue Recognition that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Partnership will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for the Partnership on January 1, 2010. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.
18.	Income Taxes
During the nine months ended September 30, 2008, the Partnership received a refund on its re-investment tax credit relating to a 2005 annual filing and met the more-likely-than-not recognition threshold relating to this tax benefit during the period. As a result, the Partnership reflected this refund as a credit to equity as the original vessel sale transaction was a related party transaction reflected in equity.
19.	Subsequent Events
a) On October 27, 2009 the Partnership entered into a new $122.0 million credit facility that will be secured by the Skaugen LPG Carriers and Skaugen Multigas Carriers. The facility amount is equal to the lower of $122.0 million and 60% of the purchase price of each vessel. The facility will mature, with respect to each vessel, seven years after each vessels’ first drawdown date. The Partnership expects to draw on this facility to repay a portion of the amount the Partnership borrowed to purchase the Skaugen LPG Carrier delivered in April 2009 and the Skaugen LPG Carrier that delivered in November 2009. The Partnership will use the remaining available funds from the facility to assist in purchasing, or facilitate the purchase of, the third Skaugen LPG Carrier and the two Skaugen Multigas Carriers upon delivery of each vessel.
b) In November 2009, the Partnership acquired the second Skaugen LPG Carrier for $33.4 million and the related 15-year charter has commenced. As a result of this acquisition, Teekay Corporation novated an interest rate swap for no consideration to the Partnership that will be used to reduce the Partnership’s exposure to interest rate variability relating to its floating-rate debt on this vessel.
c) In November 2009, the Partnership sold 1% of its interest in the Kenai LNG Carriers to the General Partner for approximately $2.3 million in order to structure this project in a tax efficient manner for the Partnership.
d) On November 20, 2009, the Partnership completed a follow-on public offering of 3.5 million common units at a price of $24.40 per unit, for gross proceeds of approximately $87.1 million (including the General Partner’s 2% proportionate capital contribution). On November 25, 2009, the underwriters partially exercised their over-allotment option and purchased an additional 450,600 common units for an additional $11.2 million in gross proceeds to the Partnership (including the General Partner’s 2% proportionate capital contribution). As a result of these equity transactions, the Partnership raised gross proceeds of approximately $98.4 million (including our General Partner’s proportionate 2% capital contribution), and Teekay Corporation’s ownership of the Partnership was reduced from 53.1% to 49.2% (including its indirect 2% General Partner interest). The total net proceeds from the offering of approximately $93.9 million will be used to reduce amounts outstanding under one or more of the Partnership’s revolving credit facilities.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2009
PART I — FINANCIAL INFORMATION
Item 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW
Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. We were formed in 2004 by Teekay Corporation, the world’s largest owner and operator of medium sized crude oil tankers, to expand its operations in the LNG shipping sector. Our primary growth strategy focuses on expanding our fleet of LNG and LPG carriers under long-term, fixed-rate time-charters. We intend to continue our practice of acquiring LNG and LPG carriers as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. In executing our growth strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that may provide increased access to emerging opportunities from global expansion of the LNG and LPG sectors. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these opportunities in the LNG and LPG sectors and may consider other opportunities to which our competitive strengths are well suited. We view our Suezmax tanker fleet primarily as a source of stable cash flow as we seek to expand our LNG and LPG operations.
Our primary goal is to increase our quarterly distributions to unitholders. During 2008, we increased distributions from $0.53 per unit for the first quarter of 2008 to $0.55 per unit effective for the second quarter of 2008 and to $0.57 per unit effective for the third quarter of 2008 and onwards.
SIGNIFICANT DEVELOPMENTS IN 2009
Equity Offerings and Conversion of Subordinated Units
On March 30, 2009, we completed a follow-on equity offering of 4.0 million common units at a price of $17.60 per unit, for gross proceeds of approximately $71.8 million (including Teekay GP L.L.C.’s (or the General Partner) proportionate capital contribution). As a result of this transaction, Teekay Corporation’s ownership of us was reduced from 57.7% to 53.0% (including its 2% percent General Partner interest). We used the total net proceeds from the offering of approximately $68.5 million to prepay amounts outstanding on two of our revolving credit facilities.
On May 19, 2009, 3.7 million subordinated units held by Teekay Corporation were converted into an equal number of common units as provided for under the terms of the partnership agreement and now participate pro rata with the other common units in distributions of available cash commencing with the August 2009 distribution.
On November 20, 2009, we completed a follow-on public offering of 3.5 million common units at a price of $24.40 per unit, for gross proceeds of approximately $87.1 million (including the General Partner’s 2% proportionate capital contribution). On November 25, 2009, the underwriters partially exercised their over-allotment option and purchased an additional 450,600 common units for an additional $11.2 million in gross proceeds to us (including the General Partner’s 2% proportionate capital contribution). As a result of these equity transactions, we raised gross proceeds of approximately $98.4 million (including our General Partner’s proportionate 2% capital contribution), and Teekay Corporation’s ownership of us was reduced from 53.1% to 49.2% (including its indirect 2% General Partner interest). The total net proceeds from the offering of approximately $93.9 million will be used to reduce amounts outstanding under one of more of our revolving credit facilities.
Kenai LNG Carriers
In December 2007, Teekay Corporation acquired two 1993-built LNG carriers (or the Kenai LNG Carriers) from a joint venture between Marathon Oil Corporation and ConocoPhillips for a total cost of $230 million. The specialized ice-strengthened vessels were purpose-built to carry LNG from Alaska’s Kenai LNG plant to Japan.
Teekay Corporation offered these vessels to us in accordance with existing agreements. On April 1, 2008, we acquired these two vessels from Teekay Corporation for a total cost of $230 million and immediately chartered the vessels back to Teekay Corporation for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional fifteen years). The charter rate is fixed and does not provide Teekay Corporation with a profit over the net charter rate Teekay Corporation receives from the Marathon Oil Corporation/ConocoPhillips joint venture unless the joint venture exercises its option to extend the term, in which case Teekay Corporation will recognize a profit. The charter rate also adjusts to account for changes in vessel operating expenses and drydocking costs.
If the Marathon Oil Corporation/ConocoPhillips ceases to charter the Kenai LNG Carriers, Teekay Corporation will have the right to cause the conversion of the carriers to LNG floating production, storage and offload units (or FLNG). If converted, Teekay Corporation would initially pay conversion costs and continue to pay the time-charter rate, adjusted to reflect the lack of vessel operating expense. Upon delivery of a converted carrier, we would reimburse Teekay Corporation for the conversion cost, but would receive an increase in the charter rate to account for the capital expenditure to convert the vessel. In addition, because Teekay Corporation is providing at least ten years of stable cash flow to us, we have agreed that it will not be required to offer to us under other existing agreements any re-charter opportunity for the carriers and we will share in the profits of any future charter or FLNG project in excess of a specified rate of return for the project. We have granted Teekay Corporation a right of refusal on any sale of the Kenai LNG Carriers to a third party.
One of the Kenai LNG Carriers, the Arctic Spirit, came off charter from Teekay Corporation to the Marathon Oil Corporation/ConocoPhillips joint venture on March 31, 2009, and our subsidiary Arctic Spirit LLC and Teekay Corporation have entered into a joint development and option agreement with Merrill Lynch Commodities, Inc. (or MLCI), which gives MLCI the option to purchase the vessel for conversion to a FLNG. The agreement provides for a purchase price of $105 million if Teekay Corporation exercises its option to participate in the project, or $110 million if Teekay Corporation chooses not to participate. Under the option agreement, the Arctic Spirit is reserved for MLCI until December 31, 2009 and MLCI may extend the option quarterly through 2010. Because we charter the Arctic Spirit to Teekay Corporation, Teekay Corporation will continue to pay us the charter rate while the Arctic Spirit is subject to the option. If MLCI exercises the option and purchases the vessel from us, we expect MLCI to convert the vessel to a FLNG (although it is not required to do so) and charter it under a long-term charter contract to a third party. We and Teekay Corporation have the right to participate up to 50% in the conversion and charter project on terms that will be determined as the project progresses. If the option is not exercised, we will continue to charter the Arctic Spirit to Teekay Corporation on the current terms, and Teekay Corporation’s floating unit conversion rights described above will continue. In June 2009, Teekay Corporation entered into a short-term time-charter contract for the Arctic Spirit with Malaysia LNG Tiga Sdn Bhd.

Teekay Corporation will continue to charter the other Kenai LNG Carrier, the Polar Spirit, to the Marathon Oil Corporation/Conoco Philips joint venture until April 2010 and the joint venture has options to renew the charter for up to six more years. The agreement with MLCI also provides that if the conversion of the Arctic Spirit to an FLNG proceeds, we and Teekay Corporation will negotiate, along with an equity investment, a similar option for a designee of MLCI to purchase the Polar Spirit for $125 million when it comes off charter.
Commencement of the Skaugen LPG Project
In December 2006, we agreed to acquire upon delivery three LPG carriers (or the Skaugen LPG Carriers) from subsidiaries of I.M. Skaugen ASA (or Skaugen), each of which has a purchase price of approximately $33 million. The first and second vessels delivered in April 2009 and November 2009, respectively, and the remaining vessel is expected to deliver in 2010. Upon delivery, each vessel will be chartered at fixed rates for 15 years to Skaugen.
Tangguh LNG Project
In November 2006, we agreed to acquire from Teekay Corporation its 70% interest in a joint venture owning two 155,000 cubic meter LNG carriers (or the Tangguh LNG Carriers) and the related 20-year, fixed-rate time-charters to service the Tangguh LNG project in Indonesia. The remaining 30% interest in the joint venture relating to this project (or the Teekay Tangguh Joint Venture) is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Laju Tanker Tbk. The customer is The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc.
The two LNG carriers were delivered to the Teekay Tangguh Joint Venture in November 2008 and March 2009, respectively, and the related charters commenced in January 2009 and May 2009, respectively. On August 10, 2009, the Partnership acquired 99% of Teekay Corporation’s 70% interest in the Teekay Tangguh Joint Venture for $69.1 million (net of assumed debt). Please read Item 1 — Financial Statements: Note 10(e) — Related Party Transactions.
OTHER SIGNIFICANT PROJECTS
Agreement to Purchase Skaugen Multigas Carriers
On July 28, 2008, Teekay Corporation signed contracts for the purchase from Skaugen of two technically advanced 12,000-cubic meter newbuilding Multigas vessels (or the Skaugen Multigas Carriers) capable of carrying LNG, LPG or ethylene. We, in turn, agreed to acquire the vessels from Teekay upon delivery for a total cost of approximately $94 million. Both vessels are scheduled to be delivered in 2011. Upon delivery, each vessel will commence service under 15-year fixed-rate charters to Skaugen.
Angola LNG Project
In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project. The Angola LNG Project is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. The vessels will be chartered at fixed rates, subject to inflation adjustments, commencing in 2011. Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% ownership interests in the consortium, respectively. Teekay Corporation is required to offer to us its 33% ownership interest in these vessels and related charter contracts not later than 180 days before delivery of the vessels. Deliveries of the vessels are scheduled between August 2011 and January 2012.
RESULTS OF OPERATIONS
We use a variety of financial and operational terms and concepts when analyzing our results of operations. Descriptions of key terms and concepts are included in Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on June 29, 2009.
Items You Should Consider When Evaluating Our Results of Operations
Some factors that have affected our historical financial performance or will affect our future performance are listed below:
•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. In April 2008, we acquired interests in the two Kenai LNG Carriers, the Arctic Spirit and the Polar Spirit, from Teekay Corporation. This transaction was deemed to be a business acquisition between entities under common control. Accordingly, we have accounted for this transaction in a manner similar to the pooling of interest method whereby our financial statements prior to the date these vessels were acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, our financial statements reflect these vessels and their results of operations of these two vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation, which were December 13 and 14, 2007.

•
Our financial results reflect the consolidation of Teekay Tangguh, Teekay Nakilat (III), and the Skaugen Multigas Carriers prior to our purchase of interests in those entities. On November 1, 2006, we entered into an agreement with Teekay Corporation to purchase (a) its 100% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in the Teekay Tangguh Joint Venture, and (b) its 100% interest in Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)), which owns a 40% interest in Teekay Nakilat (III) Corporation (or the RasGas 3 Joint Venture). The Teekay Tangguh Joint Venture owns two LNG carriers (or the Tangguh LNG Carriers) and related 20-year time-charters. The RasGas 3 Joint Venture owns four LNG carriers (or the RasGas 3 LNG Carriers) and the related 25-year time-charters. We have been required to consolidate Teekay Tangguh in our consolidated financial statements since November 1, 2006, until we acquired this entity on August 10, 2009, as it was a variable interest entity and we were its primary beneficiary. We likewise consolidated in our financial statements Teekay Nakilat (III) as a variable interest entity of which we were the primary beneficiary from November 1, 2006 until we purchased it on May 6, 2008. After this purchase, Teekay Nakilat (III) was no longer a variable interest entity and we now equity account for Teekay Nakilat (III)’s investment in the RasGas 3 Joint Venture in our consolidated financial statements. On July 28, 2008, Teekay Corporation signed contracts for the purchase of the two Skaugen Multigas Carriers from subsidiaries of Skaugen. We have agreed to acquire the companies that own the Skaugen Multigas Carriers from Teekay Corporation upon delivery of the vessels. Since July 28, 2008, we have consolidated these ship-owning companies in our financial statements as variable interest entities as we are the primary beneficiary. Please read Item 1 — Financial Statements: Notes 10(e), 10(f), and 10(i) — Related Party Transactions and Note 12(a) — Commitments and Contingencies.
Subsidiaries of the Teekay Tangguh Joint Venture entered into a U.K. tax lease in December 2007. Upon delivery of the Tangguh LNG Carriers, subsidiaries of the Teekay Tangguh Joint Venture have leased the vessels to Everest Leasing Company Limited (or Everest) for a period of 20 years under a tax lease arrangement. Simultaneously, Everest have leased the vessels back to other subsidiaries of the Teekay Tangguh Joint Venture for a period of 20 years.
•
Our financial results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income (loss) as our derivative instruments are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates and spot tanker rates fluctuate relating to our interest rate swaps and to the agreement we have with Teekay Corporation for the Toledo Spirit time-charter contract, respectively. Please read Item 1 — Financial Statements: Note 2 — Fair Value Measurements and Note 10(j) — Related Party Transactions. The unrealized gains or losses relating to the change in fair value of our derivative instruments do not impact our cash flows.

•
Our financial results are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, restricted cash, accounts receivable, accounts payable, advances from affiliates and long-term debt are revalued and reported based on the prevailing exchange rate at the end of the period. These foreign currency translations fluctuate based on the strength of the U.S. dollar relative mainly to the Euro and are included in our results of operations. The translation of all foreign currency-denominated monetary assets and liabilities are unrealized foreign currency exchange gains or losses and do not impact our cash flows.

•
The size of our fleet will change. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries. Please read “— Liquefied Gas Segment” below for further details about certain prior and future vessel deliveries.

•
One of our Suezmax tankers earns revenues based partly on spot market rates. The time-charter for one Suezmax tanker, the Teide Spirit, contains a component providing for additional revenues to us beyond the fixed-hire rate when spot market rates exceed certain threshold amounts. Accordingly, even though declining spot market rates will not result in our receiving less than the fixed-hire rate, our results at the end of each fiscal year may continue to be influenced, in part, by the variable component of the Teide Spirit charter.

•
Our vessel operating costs are facing industry-wide cost pressures. The oil shipping industry is experiencing a global manpower shortage due to significant growth in the world fleet. This shortage resulted in crew wage increases during 2007 and 2008. We expect the trend of increasing crew compensation to continue during 2009, however to a lesser extent than has been experienced in recent years. Various cost saving initiatives have been undertaken during 2009 which are helping to temper the impact that crew wage increases have had on overall vessel operating expenses.

•
The amount and timing of drydockings of our vessels can significantly affect our revenues between periods. During 2008 to 2009, some of our vessels were off-hire at various points of time due to scheduled and unscheduled maintenance. There were no drydockings in the first half of 2009 and 53 off-hire days relating to two drydockings in the third quarter of 2009. One vessel is scheduled for drydocking in the fourth quarter of 2009. During the three and nine months ended September 30, 2008, the Partnership incurred nil and 118 off-hire days relating to drydocking, respectively.

Liquefied Gas Segment
Our fleet includes fifteen LNG carriers (including the four RasGas 3 LNG Carriers, which are accounted for under the equity method, and the two Tangguh LNG Carriers which are held by Teekay Tangguh, which was a variable interest entity until we acquired it from Teekay Corporation in August 2009 — please read Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations: Significant Developments in 2009) and two LPG carriers. All of our LNG and LPG carriers operate under long-term, fixed-rate time-charters. We expect our liquefied gas segment to increase due to the following:
•
As discussed above, an additional LPG carrier (or the Skaugen LPG Carrier) delivered from Skaugen in November 2009, and we have agreed to acquire a third carrier for approximately $33 million upon its delivery scheduled for mid-2010. Please read Item 1 — Financial Statements: Note 12(b) — Commitments and Contingencies.

•
As discussed above, we have agreed to acquire upon delivery the Skaugen Multigas Carriers from Teekay Corporation for a total cost of approximately $94 million upon their deliveries, which are scheduled for 2011. Please read Item 1 — Financial Statements: Note 10(i) — Related Party Transactions.

•
As discussed above, Teekay Corporation is required to offer to us its 33% ownership interest in the consortium relating to the Angola LNG Project not later than 180 days before delivery of the related four newbuilding LNG carriers. Please read Item 1 — Financial Statements: Note 15 — Other Information.

The following table compares our liquefied gas segment’s operating results for the three and nine months ended September 30, 2009 and 2008, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2009 and 2008 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

	Three Months Ended
(in thousands of U.S. dollars, except revenue days, calendar-ship-days	September 30,
and percentages)	2009	2008	% Change

Voyage revenues	61,894	57,668	7.3
Voyage expenses	465	189	146.0

Net voyage revenues	61,429	57,479	6.9
Vessel operating expenses	12,760	10,776	18.4
Depreciation and amortization	13,989	14,310	(2.2)
General and administrative (1)	3,118	2,361	32.1
Restructuring charge	175	—	100.0

Income from vessel operations	31,387	30,032	4.5

Operating Data:
Revenue Days (A)	1,143	920	24.2
Calendar-Ship-Days (B)	1,196	920	30.0
Utilization (A)/(B)	95.6%	100.0%

	Nine Months Ended
(in thousands of U.S. dollars, except revenue days, calendar-ship-days	September 30,
and percentages)	2009	2008	% Change

Voyage revenues	181,409	167,297	8.4
Voyage expenses	723	791	(8.6)

Net voyage revenues	180,686	166,506	8.5
Vessel operating expenses	37,493	35,752	4.9
Depreciation and amortization	43,660	42,740	2.2
General and administrative (1)	7,650	7,871	(2.8)
Restructuring charge	1,357	—	100.0

Income from vessel operations	90,526	80,143	13.0

Operating Data:
Revenue Days (A)	3,238	2,670	21.3
Calendar-Ship-Days (B)	3,383	2,740	23.5
Utilization (A)/(B)	95.7%	97.4%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to each segment based on estimated use of corporate resources.
Our liquefied gas segment’s operating results include thirteen LNG and LPG carriers (not including the four RasGas 3 LNG Carriers delivered in 2008, which are accounted for under the equity method following their deliveries between May and July of 2008) and ten LNG and LPG carriers during the nine month periods ended September 30, 2009 and 2008, respectively. On April 1, 2008, we purchased from Teekay Corporation the two Kenai LNG Carriers, however, as they are included as a Dropdown Predecessor, they have been included in our results as if they were acquired on December 13 and 14, 2007, respectively, when they began operations under the ownership of Teekay Corporation. During the first half of 2009, both Tangguh LNG Carriers were in operation. The Tangguh Hiri was delivered in November 2008 and its charter commenced in January 2009. The Tangguh Sago delivered in March 2009 and its charter commenced in May 2009. The first Skaugen LPG carrier, the Norgas Pan, delivered and commenced its charter in April 2009. As a result, our total calendar-ship-days increased by 23.5% to 3,383 days in the nine months ended September 30, 2009 from 2,740 days in the nine months ended September 30, 2008. On August 10, 2009, we purchased from Teekay Corporation the Tangguh LNG Carriers, however, as Teekay Tangguh was a variable interest entity in which we were the primary beneficiary, it has been included in our results since November 2006.
Net Voyage Revenues. Net voyage revenues increased for the three and nine months ended September 30, 2009, from the same periods last year, primarily as a result of:
•
increases of $8.7 million and $18.3 million for the three and nine months ended September 30, 2009, due to the commencement of the time-charters for the two Tangguh LNG Carriers in January and May 2009, respectively;

•	an increase of $3.2 million for the nine months ended September 30, 2009, due to the Catalunya Spirit being off-hire for 34.3 days during 2008 for repairs;

•	increases of $1.0 million and $1.9 million for the three and nine months ended September 30, 2009, due to the commencement of the time-charter for the Norgas Pan in April 2009; and
•	an increase of $1.0 million for the nine months ended September 30, 2009, due to the Polar Spirit being off-hire for 18.5 days during 2008 for a scheduled drydock;
partially offset by
•	decreases of $1.9 million for the three and nine months ended September 30, 2009, due to the Galicia Spirit being off-hire for 27.6 days during the third quarter of 2009 for a scheduled drydock;
•	decreases of $2.1 million for the three and nine months ended September 30, 2009, due to the Madrid Spirit being off-hire for 25.2 days during the third quarter of 2009 for a scheduled drydock;
•
decreases of $0.9 million and $5.6 million for the three and nine months ended September 30, 2009, due to the effect on our Euro-denominated revenues from the weakening of the Euro against the U.S. Dollar compared to the same period last year; and

•
decreases of $0.4 million for the three and nine months ended September 30, 2009, due to a provision for crewing rate adjustment related to the internal time-charter contract between the Kenai vessels and Teekay Corporation.

Vessel Operating Expenses. Vessel operating expenses increased for the three months and nine months ended September 30, 2009, from the same periods last year, primarily as a result of:
•	increases of $2.1 million and $5.3 million for the three and nine months ended September 30, 2009, from the deliveries of the Tangguh LNG Carriers in November 2008 and March 2009, respectively, and
•	an increase of $0.2 million for the three months ended September 30, 2009, relating to higher crew manning, insurance, and repairs and maintenance costs;
partially offset by
•	a decrease of $2.1 million for the nine months ended September 30, 2009, relating to lower crew manning, insurance, and repairs and maintenance costs; and
•
decreases of $0.1 million and $1.4 million for the three and nine months ended September 30, 2009, due to the effect on our Euro-denominated vessel operating expenses from the weakening of the Euro against the U.S. Dollar compared to the same periods last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew; our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments).

Depreciation and Amortization. Depreciation and amortization decreased for the three months ended September 30, 2009, and increased for the nine months ended September 30, 2009, from the same periods last year, primarily as a result of:
•	decreases of $0.6 million, and $1.1 million for the three and nine months ended September 30, 2009, due to revised depreciation estimates;
partially offset by
•	increases of $0.3 million and $0.6 million for the three and nine months ended September 30, 2009, from the delivery of the Norgas Pan in April 2009; and
•
increases of a nominal amount and $1.2 million for the three and nine months ended September 30, 2009, from the delivery of the Tangguh Sago in March 2009 prior to the commencement of the external time-charter contract in May 2009 which is accounted for as a direct financing lease.

Suezmax Tanker Segment
During 2009 and 2008, we operated eight Suezmax-class double-hulled conventional crude oil tankers. All of our Suezmax tankers operate under long-term, fixed-rate time-charters.

The following table compares our Suezmax tanker segment’s operating results for the three and nine months ended September 30, 2009 and 2008, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2009 and 2008 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our Suezmax tanker segment:

	Three Months Ended
(in thousands of U.S. dollars, except revenue days, calendar-ship-days	September 30,
and percentages)	2009	2008	% Change

Voyage revenues	17,889	19,846	(9.9)
Voyage expenses	278	426	(34.7)

Net voyage revenues	17,611	19,420	(9.3)
Vessel operating expenses	6,366	6,724	(5.3)
Depreciation and amortization	4,912	4,795	2.4
General and administrative (1)	1,834	1,806	1.6
Restructuring charge	218	—	100.0
Goodwill impairment	—	3,648	(100.0)

Income from vessel operations	4,281	2,447	74.9

Operating Data:
Revenue Days (A)	736	736	0.0
Calendar-Ship-Days (B)	736	736	0.0
Utilization (A)/(B)	100.0%	100.0%

	Nine Months Ended
(in thousands of U.S. dollars, except revenue days, calendar-ship-days	September 30,
and percentages)	2009	2008	% Change

Voyage revenues	54,171	58,114	(6.8)
Voyage expenses	760	881	(13.7)

Net voyage revenues	53,411	57,233	(6.7)
Vessel operating expenses	18,552	20,947	(11.4)
Depreciation and amortization	14,727	14,027	5.0
General and administrative (1)	4,913	6,496	(24.4)
Restructuring charge	1,696	—	100.0
Goodwill impairment	—	3,648	(100.0)

Income from vessel operations	13,523	12,115	11.6

Operating Data:
Revenue Days (A)	2,183	2,142	1.9
Calendar-Ship-Days (B)	2,184	2,192	(0.4)
Utilization (A)/(B)	99.9%	97.7%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
Net Voyage Revenues. Net voyage revenues decreased for the three and nine months ended September 30, 2009, from the same periods last year, primarily as a result of:
•
decreases of $1.6 million and $4.9 million for the three and nine months ended September 30, 2009, due to interest-rate adjustments to the daily charter rates under the time-charter contracts for five Suezmax tankers (however, under the terms of these capital leases, we had corresponding decreases in our lease payments, which are reflected as decreases to interest expense; therefore, these and future interest rate adjustments do not and will not affect our cash flow or net income (loss));

partially offset by
•	an increase of $0.7 million for the nine months ended September 30, 2009, due to the African Spirit being off-hire for 26 days during 2008 for a scheduled drydock; and
•	an increase of $0.6 million for the nine months ended September 30, 2009, due to the European Spirit being off-hire for 24 days during 2008 for a scheduled drydock.
An unrealized gain (loss) of $0.7 million and ($11.3) million for the three and nine months ended September 30, 2008, relating to the Toledo Spirit time-charter contract for the three and nine months ended September 30, 2008, respectively, were reclassified from voyage revenues to realized and unrealized gain (loss) on derivative instruments to conform to the presentation adopted for the current period.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and nine months ended September 30, 2009, from the same periods last year primarily as a result of:
•
decreases of $0.2 million and $1.5 million for the three and nine months ended September 30, 2009, due to the effect on our Euro-denominated vessel operating expenses from the weakening of the Euro against the U.S. Dollar during such period compared to the same periods last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew; our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments); and

•	decreases of $0.2 million and $0.9 million for the three and nine months ended September 30, 2009, relating to lower crew manning, insurance, and repairs and maintenance costs.
Depreciation and Amortization. Depreciation and amortization increased for the three and nine months ended September 30, 2009, from the same periods last year, primarily as a result of increases of $0.1 million and $0.6 million for the three and nine months ended September 30, 2009 due to the amortization of the costs associated with the scheduled drydockings during 2008 relating to the European Spirit and the African Spirit.
Other Operating Results
General and Administrative Expenses. General and administrative expenses increased 18.8% to $5.0 million for the three months ended September 30, 2009 and decreased 12.6% to $12.6 million for the nine months ended September 30, 2009, from $4.2 million and $14.4 million for the same periods last year, primarily the result of:
•
increases of $0.8 million and $1.6 million for the three and nine months ended September 30, 2009, associated with corporate and ship management services provided to us by Teekay Corporation subsidiaries; and

•	an increase of $0.4 million for the three months ended September 30, 2009, relating to higher corporate and office expenses;
partially offset by
•
decreases of $0.3 million and $2.6 million for the three and nine months ended September 30, 2009, relating to lower long-term incentive plan accruals and the impact of our restructuring plan, which reduced the number of shore-based staff in our Spain office;

•	decreases of $0.2 million and $0.5 million for the three and nine months ended September 30, 2009, associated with a decrease in ship management fees relating to the Kenai LNG Carriers; and
•	a decrease of $0.2 million for the nine months ended September 30, 2009, relating to lower corporate and office expenses.
Restructuring Charge. During 2009, we restructured certain ship management functions from our office in Spain to a subsidiary of Teekay Corporation. The total estimated cost to be incurred in connection with this restructuring plan is approximately $3.2 million, of which $0.4 million and $3.1 million was incurred in the three and nine months ended September 30, 2009, respectively. The restructuring plan is expected to be completed by the end of 2009.
Goodwill Impairment. Due to the decline in market conditions, we conducted an interim impairment review of our reporting units during the third quarter of 2008. The fair value of the reporting units was estimated using the expected present value of future cash flows. The fair value of the reporting units was then compared to its carrying values at September 30, 2008 and it was determined that the fair value attributable our Suezmax tanker segment was less than its carrying value. As a result of our review, a goodwill impairment loss of $3.6 million was recognized in the Suezmax tanker reporting unit during the third quarter of 2008.
Interest Expense. Interest expense decreased 58.9% to $13.4 million and 53.9% to $46.6 million for the three and nine months ended September 30, 2009, from $32.6 million and $101.2 million for the same periods last year. Interest expense primarily reflects interest incurred on our capital lease obligations and long-term debt. These changes were primarily the result of:
•
decreases of $9.6 million and $24.6 million for the three and nine months ended September 30, 2009, as the debt relating to Teekay Nakilat (III) was novated to the RasGas 3 Joint Venture on December 31, 2008. Please read Item 1 — Financial Statements: Note 10(f) — Related Party Transactions. The interest expense on this debt is not reflected in our 2009 consolidated interest expense as the RasGas 3 Joint Venture is accounted for using the equity method;

•
decreases of $4.5 million and $10.7 million for the three and nine months ended September 30, 2009, from the scheduled loan payments on the Catalunya Spirit, and scheduled capital lease repayments on the Madrid Spirit (the Madrid Spirit is financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash);

•
decreases of $3.7 million and $12.8 million for the three and nine months ended September 30, 2009, due to a decrease of LIBOR rates relating to the long-term debt in Teekay Nakilat Corporation (or Teekay Nakilat). Please read Item 1 — Financial Statements: Note 8 — Long-Term Debt;

•
decreases of $1.0 million and $3.3 million for the three and nine months ended September 30, 2009, from declining interest rates on our five Suezmax tanker capital lease obligations (however, as described above, under the terms of the time-charter contracts for these vessels, we received corresponding decreases in charter payments, which are reflected as a decrease to voyage revenues);

•
decreases of $0.4 million and $2.5 million for the three and nine months ended September 30, 2009, due to the effect on our Euro-denominated debt from the weakening of the Euro against the U.S. Dollar during such period compared to the same periods last year; and

•
decreases of $0.2 million and $3.0 million for the three and nine months ended September 30, 2009, relating to the interest expense attributable to the operations of the Kenai LNG Carriers that was incurred by Teekay Corporation and allocated to us as part of the results of the Dropdown Predecessor;

partially offset by
•
increases of $0.6 million and $2.7 million for the three and nine months ended September 30, 2009, relating to debt to finance the purchase of the Tangguh LNG Carriers as the interest on this debt was capitalized in the same periods last year.

Realized and unrealized losses of $44.0 million and $40.5 million relating to interest rate swaps for the three and nine months ended September 30, 2008 were reclassified from interest expense to realized and unrealized gain (loss) on derivative instruments to conform to the presentation adopted in the current period.
Interest Income. Interest income decreased 77.1% to $3.4 million and 76.2% to $10.9 million for the three and nine months ended September 30, 2009, from $14.7 million and $45.7 million for the same periods last year. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on four of our LNG carriers. These changes were primarily the result of:
•
decreases of $8.2 million and $23.2 million for the three and nine months ended September 30, 2009, relating to interest-bearing advances made by us to the RasGas 3 Joint Venture for shipyard construction installment payments repaid on December 31, 2008 when the external debt was novated to the RasGas 3 Joint Venture;

•
decreases of $2.7 million and $8.5 million for the three and nine months ended September 30, 2009, due to decreases in LIBOR rates relating to the restricted cash in Teekay Nakilat that is used to fund capital lease payments for the RasGas II LNG Carriers;

•	decreases of $0.2 million and $1.2 million for the three and nine months ended September 30, 2009, relating to lower interest rates on our bank accounts compared to the same periods last year;
•
decreases of $0.1 million and $0.6 million for the three and nine months ended September 30, 2009, due to the effect on our Euro-denominated deposits from the weakening of the Euro against the U.S. Dollar during such periods compared to the same periods last year; and

•
decreases of $0.1 million and $0.7 million for the three and nine months ended September 30, 2009, primarily from scheduled capital lease repayments on one of our LNG carriers which was funded from restricted cash deposits.

Realized and unrealized gains of $20.0 million and $25.8 million relating to interest rate swaps for the three and nine months ended September 30, 2008 were reclassified from interest income to realized and unrealized gain (loss) on derivative instruments to conform to the presentation adopted in the current period.
Realized and Unrealized Loss on Derivative Instruments. Net realized and unrealized losses on derivative instruments increased 45.4% to $33.9 million and increased 59.5% to $41.5 million for the three and nine months ended September 30, 2009, from $23.3 million and $26.0 million for the same periods last year as detailed in the table below.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2009	2008	2009	2008
	$	$	$	$
Realized losses relating to:
Interest rate swaps	(10,491)	(2,071)	(25,128)	(4,777)

Unrealized gains (losses) relating to:
Interest rate swaps	(24,491)	(21,918)	(23,103)	(9,953)
Toledo Spirit time-charter derivative contract	1,100	692	6,755	(11,278)

	(23,391)	(21,226)	(16,348)	(21,231)

Total realized and unrealized losses on derivative instruments	(33,882)	(23,297)	(41,476)	(26,008)

Foreign Currency Exchange (Loss) Gain. Foreign currency exchange losses were $17.6 million and $19.5 million for the three and nine months ended September 30, 2009, compared with gains of $48.6 million and $14.6 million for the same periods last year. These foreign currency exchange (losses) gains, substantially all of which were unrealized, are due substantially to the relevant period-end revaluation of Euro-denominated term loans and restricted cash for financial reporting purposes. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation.
Equity (Loss) Income. Equity (losses) income were ($2.5) million and $11.5 million for the three and nine months ended September 30, 2009, compared to $0.3 million and ($1.4) million for the three and nine months ended September 30, 2008. These changes are primarily due to the operations of the four RasGas 3 LNG Carriers, which were delivered between May and July 2008, and RasGas 3 Joint Venture’s realized and unrealized gain (loss) on its interest rate swaps. The unrealized (loss) gain on its interest rate swaps included in equity (loss) income for the three and nine months ended September 30, 2009 was ($4.0) million and $7.1 million, respectively.

Liquidity and Cash Needs
As at September 30, 2009, our cash and cash equivalents was $90.5 million, compared to $117.6 million at December 31, 2008 (of which $22.9 million was only available to the Teekay Tangguh Joint Venture). Our total liquidity, including cash equivalents and undrawn long-term borrowings, was $441.2 million as at September 30, 2009, compared to $491.8 million as at December 31, 2008. The decrease in liquidity were primarily the results of the acquisition of the Teekay Tangguh Joint Venture for a purchase price of $69.1 million (net of assumed debt), the acquisition of the first Skaugen LPG Carrier for approximately $33 million in April 2009, partially offset by the equity offering in March 2009 which generated net proceeds of approximately $68.5 million.
Our primary short-term liquidity needs are to pay quarterly distributions on our outstanding units and to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, while our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof.
We will need to use certain of our available liquidity or we may need to raise additional capital to finance existing capital commitments. We are required to purchase five of our Suezmax tankers, currently on capital lease arrangements, in 2011. We anticipate that we will purchase these tankers by assuming the outstanding financing obligations that relate to them. However, we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. In addition, as of September 30, 2009, we were also committed to acquiring the two remaining Skaugen LPG Carriers and the two Skaugen Multigas Carriers. These additional purchase commitments, scheduled to occur in 2009 and 2011, total approximately $160 million. We intend to finance these purchases with one or more of our existing revolving credit facilities, incremental debt, surplus cash balances, proceeds from the issuance of additional common units, or combinations thereof. Please read Item 1 — Financial Statements: Note 12 — Commitments and Contingencies.
Cash Flows. The following table summarizes our cash flow for the periods presented:

	Nine Months Ended
	September 30,
(in thousands of U.S. dollars)	2009	2008

Net cash flow from operating activities	132,705	89,300
Net cash flow from financing activities	(32,469)	343,520
Net cash flow from investing activities	(127,392)	(464,980)
Operating Cash Flows. Net cash flow from operating activities increased to $132.7 million for nine months ended September 30, 2009, from $89.3 million for the same period in 2008, primarily reflecting the increase in operating cash flows from the two Kenai LNG Carriers acquired in April 2008, two Tangguh LNG Carriers having commenced their charters in January and May 2009, the acquisition of the first Skaugen LPG Carrier in April 2009 and the timing of our cash receipts and payments. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates and fluctuations in working capital balances. The number of vessel drydockings tends to be uneven between years.
Financing Cash Flows. Our investments in vessels and equipment have been financed primarily with term loans and capital lease arrangements. Proceeds from long-term debt were $162.8 million and $819.1 million, respectively, for the nine months ended September 30, 2009 and 2008. From time to time we refinance our loans and revolving credit facilities. During the nine months ended September 30, 2009, we used $68.4 million of our proceeds from long-term debt primarily to fund LNG newbuilding construction payments in the Teekay Tangguh Joint Venture. The remainder of the proceeds were used to acquire the Teekay Tangguh Joint Venture and the first Skaugen LPG Carrier.
On March 30, 2009, we completed a follow-on equity offering of 4.0 million common units at a price of $17.60 per unit, for net proceeds of approximately $68.5 million. Please read Item 1 — Financial Statements: Note 3 — Equity Offering.
Cash distributions paid during the three quarters of 2009 increased to $85.2 million from $70.6 million for the same period last year. This increase was the result of:
•	an increase in our quarterly distribution from $0.53 per unit for the first half of 2008 to $0.57 per unit for the first half of 2009; and
•	an increase in the number of units eligible to receive the cash distribution as a result of the equity offerings and private placement of common units subsequent to March 31, 2008.
Subsequent to September 30, 2009, cash distributions totaling $29.2 million were declared with respect to the third quarter of 2009, which was paid in November 2009.
Investing Cash Flows. During the nine months ended September 30, 2009, we incurred $95.7 million expenditures for vessels and equipment. These expenditures represent construction payments for the two Skaugen Multigas newbuildings and one of the Tangguh LNG Carriers. The second Tangguh LNG Carrier delivered in March 2009.

Credit Facilities
As at September 30, 2009, we had three long-term revolving credit facilities available which provided for borrowings of up to $568.7 million, of which $350.7 million was undrawn. The amount available under the credit facilities reduces by $10.5 million (remainder of 2009), $31.6 million (2010), $32.2 million (2011), $32.9 million (2012), $33.7 million (2013) and $427.8 million (thereafter). Interest payments are based on LIBOR plus a margin. All the revolving credit facilities may be used by us to fund general partnership purposes and to fund cash distributions. We are required to repay all borrowings used to fund cash distributions within 12 months of their being drawn, from a source other than further borrowings. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of our vessels, together with other related security, and include a guarantee from us or our subsidiaries of all outstanding amounts.
We have a U.S. Dollar-denominated term loan outstanding which, as at September 30, 2009, totaled $402.8 million, of which $234.6 million of the term loan bears interest at a fixed rate of 5.39% and has quarterly payments. The remaining $168.2 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $56.0 million for each of three vessels due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on the vessels together with certain other related security and certain guarantees from us.
We own a 69% interest in the Teekay Tangguh Joint Venture. The Teekay Tangguh Joint Venture has a loan facility, which, as at September 30, 2009, totaled $345.2 million. Interest payments on the loan are based on LIBOR plus margins. At September 30, 2009, the margins ranged between 0.30% and 0.625%. Following delivery of the Tangguh LNG Carriers in November 2008 and March 2009, interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.625%. Commencing three months after delivery of each vessel, one tranche (total value of $324.5 million) reduces in quarterly payments while the other tranche (total value of up to $190.0 million) correspondingly is drawn up with a final $95.0 million bullet payment per vessel due twelve years and three months from each vessel delivery date. As at September 30, 2009, this loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other security and is guaranteed by us.
We have a U.S. Dollar-denominated demand loan outstanding owing to Teekay Nakilat’s joint venture partner, which, as at September 30, 2009, totaled $15.1 million, including accrued interest. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. The loan is repayable on demand no earlier than February 27, 2027.
We have two Euro-denominated term loans outstanding which, as at September 30, 2009 totaled 290.1 million Euros ($424.8 million). These loans were used to make restricted cash deposits that fully fund payments under capital leases. Interest payments are based on EURIBOR plus margins. The term loans have varying maturities through 2023 and monthly payments that reduce over time. These loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with certain other related security and guarantees from one of our subsidiaries.
We entered into a new $122.0 million credit facility that will be secured by the Skaugen LPG Carriers and Skaugen Multigas Carriers. The facility amount is equal to the lower of $122.0 million, and 60% of the purchase price of each vessel. The facility will mature, with respect to each vessel, seven years after each vessels’ drawdown date. We expect to draw on this facility to repay a portion of the amount we borrowed to purchase the Skaugen LPG Carrier delivered in April 2009 and the Skaugen LPG Carrier that delivered in late 2009. We will use the remaining available funds from the facility to assist in purchasing, or facilitate the purchase of, the third Skaugen LPG Carrier and the two Skaugen Multigas Carriers upon delivery of each vessel.
The weighted-average effective interest rates for our long-term debt outstanding at September 30, 2009 and December 31, 2008 were 1.7% and 3.6%, respectively. These rates do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt. At September 30, 2009, the margins on our long-term debt ranged from 0.3% to 0.8%.
Our term loans and revolving credit facilities contain covenants and other restrictions typical of debt financing secured by vessels, including, but not limited to, one or more of the following that restrict the ship-owning subsidiaries from:
•	incurring or guaranteeing indebtedness;
•	changing ownership or structure, including mergers, consolidations, liquidations and dissolutions;
•	making dividends or distributions if we are in default;
•	making capital expenditures in excess of specified levels;
•	making certain negative pledges and granting certain liens;
•	selling, transferring, assigning or conveying assets;
•	making certain loans and investments; and
•	entering into a new line of business.
Certain loan agreements require that minimum levels of tangible net worth and aggregate liquidity be maintained, provide for a maximum level of leverage and require one of our subsidiaries to maintain restricted cash deposits. Our ship-owning subsidiaries may not, among other things, pay dividends or distributions if we are in default under our loan agreements and revolving credit facilities. Our capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels. As at September 30, 2009, we were in compliance with all covenants in our credit facilities and capital leases.

Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at September 30, 2009:

		Remainder	2010	2012
		of	and	and	Beyond
	Total	2009	2011	2013	2013
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	982.2	14.5	109.6	121.6	736.5
Commitments under capital leases (2)	227.6	6.0	221.6	—	—
Commitments under capital leases (3)	1,055.1	6.0	48.0	48.0	953.1
Commitments under operating leases (4)	489.0	6.3	50.1	50.1	382.5
Purchase obligations (5)	160.0	33.0	127.0	—	—

Total U.S. Dollar-denominated obligations	2,913.9	65.8	556.3	219.7	2,072.1

Euro-Denominated Obligations: (6)
Long-term debt (7)	424.8	3.2	245.8	15.5	160.3
Commitments under capital leases (2) (8)	171.8	37.5	134.3	—	—

Total Euro-denominated obligations	596.6	40.7	380.1	15.5	160.3

Totals	3,510.5	106.5	936.4	235.2	2,232.4

(1)
Excludes expected interest payments of $16.7 million (remainder of 2009), $86.5 million (2010 and 2011), $72.4 million (2012 and 2013) and $137.9 million (beyond 2013). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at September 30, 2009, plus margins that ranged up to 0.8% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(2)
Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur in 2011. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $31.7 million to $39.2 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. We are also obligated to purchase one of our existing LNG carriers upon the termination of the related capital leases on December 31, 2011. The purchase obligation has been fully funded with restricted cash deposits. Please read Item 1 — Financial Statements: Note 5 — Leases and Restricted Cash.

(3)
Existing restricted cash deposits of $480.4 million, together with the interest earned on the deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4)	We have corresponding leases whereby we are the lessor and expect to receive approximately $455 million for these leases from the remainder of 2009 to 2029.

(5)
In December 2006, we entered into an agreement to acquire the three Skaugen LPG Carriers from Skaugen, for approximately $33 million per vessel upon their deliveries scheduled between late 2009 and mid-2010. The first and second vessel delivered in April 2009 and November 2009, and the remaining vessel is expected to deliver in 2010. In July 2008, Teekay Corporation signed contracts for the purchase of two newbuilding Multigas carriers from Skaugen and we have agreed to purchase these vessels from Teekay Corporation for a total cost of approximately $94 million upon their delivery. Both vessels are scheduled to be delivered in 2011. Please read Item 1 — Financial Statements: Note 12 — Commitments and Contingencies.

(6)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of September 30, 2009.

(7)
Excludes expected interest payments of $2.0 million (remainder of 2009), $10.1 million (2010 and 2011), $4.9 million (2012 and 2013) and $15.3 million (beyond 2013). Expected interest payments are based on EURIBOR at September 30, 2009, plus margins that ranged up to 0.66%, as well as the prevailing U.S. Dollar/Euro exchange rate as of September 30, 2009. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(8)
Existing restricted cash deposits of $159.1 million, together with the interest earned on the deposits, are expected to equal the remaining amounts we owe under the lease arrangement, including our obligation to purchase the vessel at the end of the lease term.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties can be found in Item 5. Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2008.
At September 30, 2009, we had one reporting unit with goodwill attributable to it. As of the date of this filing, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired within the next year. However, certain factors that impact this assessment are inherently difficult to forecast and as such the Company cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond the Partnership’s control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the nine months ended September 30, 2009 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future financial condition;

•	results of operations and revenues and expenses, including performance of our liquefied gas segment;

•	our ability to make cash distributions on our units or any increases in quarterly distributions;

•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets;

•	future capital expenditures and availability of capital resources to fund capital expenditures;

•	offers of vessels and associated contracts to us from Teekay Corporation;

•	delivery dates of newbuildings;

•	the commencement of service of newbuildings under long-term contracts;

•	our liquidity needs;

•	the duration of drydockings;

•	the future valuation of goodwill;

•	the expected timing, amount and method of financing for the purchase of joint venture interests and vessels, including our five Suezmax tankers operated pursuant to capital leases; and

•	the timing of the acquisition of the Skaugen projects.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of LNG, LPG or oil; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in the Partnership’s expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG or LPG infrastructure constraints and community and environmental group resistance to new LNG or LPG infrastructure; potential development of active short-term or spot LNG or LPG shipping markets; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time-charter or vessel; shipyard production or vessel delivery delays; changes in tax regulations; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; LNG or LPG project delays or abandonment; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2008. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2009

PART I — FINANCIAL INFORMATION
ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at September 30, 2009, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date							Fair
	Remainder					There-		Value	Rate
	of 2009	2010	2011	2012	2013	after	Total	Liability	(1)
	(in millions of U.S. dollars, except percentages)

Long-Term Debt:
Variable Rate ($U.S.) (2)	6.7	27.0	27.0	27.0	27.0	487.0	601.7	(637.7)	1.1%
Variable Rate (Euro) (3) (4)	3.2	13.3	232.5	7.5	8.0	160.3	424.8	(367.2)	1.5%

Fixed-Rate Debt ($U.S.)	7.8	24.9	30.7	33.8	33.8	249.5	380.5	(220.3)	3.5%
Average Interest Rate	5.5%	5.4%	4.4%	4.0%	4.0%	3.1%	3.5%

Capital Lease Obligations: (5) (6)
Fixed-Rate ($U.S.) (7)	2.3	9.6	185.5	—	—	—	197.4	(197.4)	7.4%
Average Interest Rate (8)	7.5%	7.5%	7.4%	—	—	—	7.4%

Operating Lease Obligations: (11)
Variable Rate ($U.S.)	6.3	25.0	25.1	25.0	25.1	382.5	489.0	(312.7)	0.5%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	1.3	17.9	18.4	18.9	19.4	520.3	596.2	(105.2)	5.6%
Average Fixed Pay Rate (2)	6.2%	5.5%	5.5%	5.5%	5.6%	5.6%	5.6%
Contract Amount (Euro) (4) (10)	3.2	13.3	232.5	7.4	8.0	160.4	424.8	(14.3)	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.8%	3.7%	3.7%	3.8%	3.8%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of September 30, 2009 ranged from 0.3% to 0.8%. Please read Item 1 — Financial Statements: Note 8 — Long-Term Debt.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of September 30, 2009.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of 107.2 million Euros ($156.9 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.0%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at September 30, 2009, this amount was 108.6 million Euros ($159.1 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)
Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 1 — Financial Statements: Note 5 — Leases and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at September 30, 2009 totaled $480.4 million, and the lease obligations, which as at September 30, 2009 totaled $470.1 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at September 30, 2009, the contract amount, fair value and fixed interest rates of these interest rate swaps related to Teekay Nakilat’s capital lease obligations and restricted cash deposits were $460.5 million and $474.6 million, ($62.1) million and $76.4 million, and 4.9% and 4.8%, respectively.

(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set quarterly at 3-month LIBOR.

(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set monthly at 1-month EURIBOR.

(11)	We have corresponding leases whereby we are the lessor and expect to receive approximately $455 million for these leases from the remainder of 2009 to 2029.
Spot Market Rate Risk
One of our Suezmax tankers, the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the fixed rate established in the charter, depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 16 years, although the charterer has the right to terminate the time-charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. At September 30, 2009, the fair value of this derivative liability was $11.2 million and the change from reporting period to period has been reflected in realized and unrealized gain (loss) on derivative instruments.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2009
PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
None
Item 1A — Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2008, which could materially affect our business, financial condition or results of operations.

The decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States creates greater uncertainty whether we will be classified as a partnership for U.S. federal income tax purposes.

In order for us to be classified as a partnership for U.S. federal income tax purposes, more than 90% of our gross income each year must be “qualifying income” under Section 7704 of the U.S. Internal Revenue Code of 1986, as amended (the Code). For this purpose, “qualifying income” includes income from providing marine transportation services to customers with respect to crude oil, natural gas and certain products thereof but may not include rental income from leasing vessels to customers.

The decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. April 13, 2009) held that income derived from certain time chartering activities should be treated as rental income rather than service income for purposes of a foreign sales corporation provision of the Code. After the Tidewater decision, there is greater uncertainty regarding the status of a significant portion of our income as “qualifying income” and therefore greater uncertainty whether we are classified as a partnership for federal income tax purposes. Please read Part II, Item 5 – United States Taxation— Classification as a Partnership in this Report on Form 6-K.

Some of our subsidiaries that are classified as corporations for U.S. federal income tax purposes might be treated as “passive foreign investment companies,” which could result in additional taxes to our unitholders.

Certain of our subsidiaries that are classified as corporations for U.S. federal income tax purposes could be treated as “passive foreign investment companies” (or PFICs) for U.S. federal income tax purposes. U.S. shareholders of a PFIC are subject to an adverse U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC. Please read Part II, Item 5 – United States Taxation—Taxation of Our Subsidiary Corporations: Consequences of Possible PFIC Classification in this Report on Form 6-K.

Teekay Corporation owns less than 50% of our outstanding equity interests, which could cause certain of our subsidiaries and us to be subject to additional tax.

Certain of our subsidiaries are classified as corporations for U.S. federal income tax purposes. As such, these subsidiaries will be subject to U.S. federal income tax on the U.S. source portion of our income attributable to transportation that begins or ends (but not both) in the United States if they fail to qualify for an exemption from U.S. federal income tax (the Section 883 Exemption). Teekay Corporation indirectly owns less than 50% of certain of our subsidiaries’ and our outstanding equity interests. Consequently, we expect these subsidiaries will fail to qualify for the Section 883 Exemption in 2010 and subsequent tax years. Any resulting imposition of U.S. federal income taxes will result in decreased cash available for distribution to common unitholders.

In addition, if we cease to be treated as a partnership for U.S. federal income tax purposes, we expect that we also would fail to qualify for the Section 883 Exemption in 2010 and subsequent tax years and that any resulting imposition of U.S. federal income taxes would result in decreased cash available for distribution to common unitholders. Please read Part II, Item 5 – Other Information: United States Taxation — Possible Classification as a Corporation: The Section 883 Exemption and — Taxation of Our Subsidiary Corporations: The Section 883 Exemption in this Report on Form 6-K.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 — Defaults Upon Senior Securities
None
Item 4 — Submission of Matters to a Vote of Security Holders
None

United States Taxation

The following discussion updates relevant disclosure contained in our Annual Report on Form 20-F as it pertains to our classification as a partnership for U.S. federal income tax purposes, our possible classification as a corporation for U.S. federal income tax purposes, and the taxation of our subsidiary corporations. This discussion is for general information purposes only and does not purport to be a comprehensive description of all the U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (the Code) as in effect as of the date of this Report, existing final, temporary and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay LNG Partners L.P. and its direct or indirect wholly owned subsidiaries that have properly elected to be disregarded as entities separate from any of our corporate subsidiaries for U.S. federal tax purposes.

Classification as a Partnership

For purposes of U.S. federal income taxation, a partnership is not a taxable entity, and although it may be subject to withholding taxes on behalf of its partners under certain circumstances, a partnership itself incurs no U.S. federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss, deduction and credit of the partnership in computing his U.S. federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner generally are not taxable unless the amount of cash distributed exceeds the partner’s adjusted tax basis in his partnership interest.

Section 7704 of the Code provides that publicly traded partnerships, as a general rule, will be treated as corporations for U.S. federal income tax purposes. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships whose “qualifying income” represents 90% or more of their gross income for every taxable year. Qualifying income includes income and gains derived from the transportation and storage of crude oil, natural gas and products thereof, including liquefied natural gas. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of qualifying income, including stock. We have received a ruling from the U.S. Internal Revenue Service (IRS) that we requested in connection with our initial public offering that the income we derive from transporting LNG and crude oil pursuant to time charters existing at the time of our initial public offering is qualifying income within the meaning of Section 7704 of the Code. A ruling from the IRS, while generally binding on the IRS, may under certain circumstances be revoked or modified by the IRS retroactively. As to income that is not covered by the IRS ruling, we will rely upon the opinion of Perkins Coie LLP with respect to whether the income is qualifying income.

We estimate that less than 5% of our current income is not qualifying income; however, this estimate could change from time to time for various reasons. Because we have not received an IRS ruling or an opinion of counsel that (1) any income we derive from transporting LPG, petrochemical gases and ammonia pursuant to charters that we have entered into or will enter into in the future, (2) income we derive from transporting crude oil, natural gas and products thereof, including LNG, pursuant to bareboat charters or (3) income or gain we recognize from foreign currency transactions, is qualifying income, we are currently treating income from those sources as non-qualifying income. Under some circumstances, such as a significant change in foreign currency rates, the percentage of income or gain from foreign currency transactions or from interest rate swaps in relation to our total gross income could be substantial. We do not expect income or gains from these sources and other income or gains that are not qualifying income to constitute 10% or more of our gross income for U.S. federal income tax purposes. However, it is possible that the operation of certain of our vessels pursuant to bareboat charters could, in the future, cause our non-qualifying income to constitute 10% or more of our future gross income if such vessels were held in a pass-through structure. In order to preserve our status as a partnership for U.S. federal income tax purposes, we have received a ruling from the IRS that effectively allows us to conduct our bareboat charter operations, as well as our LPG operations, in a subsidiary corporation.

If we fail to meet the Qualifying Income Exception described previously with respect to our classification as a partnership for U.S. federal income tax purposes, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as a non-U.S. corporation for U.S. federal income tax purposes. Our change in status would be deemed to have been effected by our transfer of all of our assets, subject to liabilities, to a newly formed non-U.S. corporation, in return for stock in that corporation, and then our distribution of that stock to our unitholders and other owners in liquidation of their interests in us.

Possible Classification as a Corporation

If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss, deduction and credit would not pass through to unitholders. Instead, we would be subject to U.S. federal income tax based on the rules applicable to foreign corporations, not partnerships, and such items would be treated as our own.

Taxation of Operating Income

We expect that substantially all of our gross income (and the gross income of our corporate subsidiaries) will be attributable to the transportation of LNG, LPG, crude oil and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time charter or bareboat charter income.

Transportation Income that is attributable to transportation that begins or ends (but not both) in the United States will be considered to be 50% derived from sources within the United States (or U.S. Source International Transportation Income). Transportation Income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally will not be subject to U.S. federal income tax. Based on our current operations and the operations of our subsidiaries, we expect substantially all of our Transportation Income to be from sources outside the United States and not subject to U.S. federal income tax. However, if we or any of our subsidiaries does earn U.S. source Transportation Income, our income or our subsidiaries income may be subject to U.S. federal income taxation under one of two alternative tax regimes (the 4% gross basis tax or the net basis tax and branch profits tax, as described below), unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies.

The Section 883 Exemption

In general, if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the regulations thereunder (or the Final Section 883 Regulations), it will not be subject to the 4% gross basis tax or the net basis tax and branch profits tax described below on its U.S. Source International Transportation Income.

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it satisfies the following three requirements:

(i) it is organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (or an Equivalent Exemption);

(ii) it meets one of the following three tests: (1) the more than 50% ownership test (or the Ownership Test); (2) the publicly traded test (or the Publicly Traded Test); or (3) the controlled foreign corporation test (or the CFC Test); and

(iii) it meets certain substantiation, reporting and other requirements.

We are organized under the laws of the Republic of The Marshall Islands. The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Therefore, in the event we were treated as a corporation for U.S. federal income tax purposes, we would meet the first requirement for the Section 883 Exemption.

Regarding the second requirement for the Section 883 Exemption, we do not believe that we would meet the CFC Test, as we do not expect to be a controlled foreign corporation (or CFC) if we were to be treated as a corporation for U.S. federal income tax purposes and we do not believe that we would meet the Publicly Traded Test due to Teekay Corporation’s indirect ownership of our general partner interests. Thus, in order to qualify for the Section 883 Exemption, we would need to satisfy the Ownership Test.

In order to satisfy the Ownership Test, a non-U.S. corporation must be able to substantiate that more than 50% of the value of its stock is owned, directly or indirectly applying attribution rules, by “qualified shareholders” for at least half of the number of days in the non-U.S. corporation’s taxable year, and the non-U.S. corporation must comply with certain substantiation and reporting requirements.

For this purpose, qualified shareholders are individuals who are residents (as defined for U.S. federal income tax purposes) of countries that grant an Equivalent Exemption, non-U.S. corporations that meet the Publicly Traded Test of the Final Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or certain foreign governments, non profit organizations and certain beneficiaries of foreign pension funds. Unitholders who are citizens or residents of the United States or are domestic corporations are not qualified shareholders.

In addition, a corporation claiming the Section 883 Exemption based on the Ownership Test must obtain statements from the holders relied upon to satisfy the Ownership Test, signed under penalty of perjury, including the owner’s name, permanent address and country where the individual is fully liable to tax, if any, a description of the owner’s ownership interest in the non-U.S. corporation, including information regarding ownership in any intermediate entities, and certain other information. In addition, we would be required to file a U.S. federal income tax return and list on our U.S. federal income tax return the name and address of each unitholder holding 5% or more of the value of our units who is relied upon to meet the Ownership Test.

For more than half of the number of days of our current taxable year, Teekay Corporation indirectly owned approximately a 53% interest in us, including a 2% general partner interest. Based on information provided by Teekay Corporation, Teekay Corporation is organized in the Republic of The Marshall Islands and meets the Publicly Traded Test under current law and under the Final Section 883 Regulations. In addition, Teekay Corporation would be willing to provide us with such ownership statements as long as it is a qualified shareholder.

Therefore we believe that the requirements of Section 883 of the Code for 2009 would be met and, if we were to be treated as a corporation for U.S. federal income tax purposes in 2009, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) for 2009 would be exempt from U.S. federal income taxation by reason of Section 883 of the Code.

Teekay Corporation, however, now owns less than 50% of the value of our outstanding equity interests. As such, we would need to look to our other non-U.S. unitholders to determine whether more than 50% of our units, by value, are owned by non-U.S. unitholders who are qualifying shareholders and certain non-U.S. unitholders may be asked to provide ownership statements, signed under penalty of perjury, with respect to their investment in our units in order for us to qualify for the Section 883 Exemption. We currently do not expect to be able to obtain ownership statements from non-U.S. unitholders holding, in the aggregate, more than 50% of the value of our units. Consequently, in the event we were treated as a corporation for U.S. federal income tax purposes, we anticipate that we would not be eligible to claim the Section 883 Exemption in 2010 and subsequent years, and, therefore, we would be required to pay a 4% tax on our U.S. Source International Transportation Income, thereby reducing the amount of cash available for distribution to unitholders. In this regard, we estimate that, in the event we were to be treated as a corporation for U.S. federal income tax purposes, we would be subject to less than $500,000 of U.S. federal income tax in 2010 and in each subsequent year (in addition to any U.S. federal income taxes on our subsidiaries, as described below) based on the amount of U.S. Source International Transportation Income we earned for 2008 and our expected U.S. Source International Transportation Income for 2009 and subsequent years. The amount of such tax for which we would be liable for any year in which we were treated as a corporation for U.S. federal income tax purposes would depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

The 4% Gross Basis Tax

If the Section 883 Exemption does not apply and the net basis tax described below does not apply, we would be subject to a 4% U.S. federal income tax on our U.S. source Transportation Income, without benefit of deductions.

Net Basis Tax and Branch Profits Tax

We currently do not expect to have a fixed place of business in the United States. Nonetheless, if this were to change or we otherwise were treated as having such a fixed place of business involved in earning U.S. source Transportation Income, such Transportation Income may be treated as U.S. effectively connected income. Any income that we earn that is treated as U.S. effectively connected income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35%), unless the Section 883 Exemption (as discussed above) applied. The 4% U.S. federal income tax described above is inapplicable to U.S. effectively connected income.

Unless the Section 883 Exemption applied, a 30% branch profits tax imposed under Section 884 of the Code also would apply to our earnings that result from U.S. effectively connected income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us. Furthermore, on the sale of a vessel that has produced U.S. effectively connected income, we could be subject to the net basis corporate income tax and to the 30% branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced U.S. effectively connected income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on sale of a vessel because it is expected that any sale of a vessel will be structured so that it is considered to occur outside of the United States and so that it is not attributable to an office or other fixed place of business in the United States.

Consequences of Possible PFIC Classification

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either (1) at least 75% of its gross income is “passive” income (or the income test) or (2) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (or the assets test).

There are legal uncertainties involved in making this determination, including a decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. Apr. 13, 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code. However, we believe that the nature of our and our subsidiaries’ chartering activities, as well as our and our subsidiaries’ charter contracts, differ in certain material respects from those at issue in Tidewater. Consequently, based upon our and our subsidiaries’ current assets and operations, we intend to take the position that we would not be considered to be a PFIC if we were treated as a corporation. No assurance can be given, however, that the IRS, or a court of law, would accept this position or that we would not constitute a PFIC for any future taxable year if we were treated as a corporation and there were to be changes in our and our subsidiaries’ assets, income or operations.

If we were classified as a PFIC, for any year during which a unitholder owns units, he generally will be subject to special rules (regardless of whether we continue thereafter to be a PFIC) with respect to (1) any “excess distribution” (generally, any distribution received by a unitholder in a taxable year that is greater than 125% of the average annual distributions received by the unitholder in the three preceding taxable years or, if shorter, the unitholder’s holding period for the units) and (2) any gain realized upon the sale or other disposition of units. Under these rules:

(i) the excess distribution or gain will be allocated ratably over the unitholder’s holding period;

(ii) the amount allocated to the current taxable year and any year prior to the first year in which we were a PFIC will be taxed as ordinary income in the current year;

(iii) the amount allocated to each of the other taxable years in the unitholder’s holding period will be subject to U.S. federal income tax at the highest rate in effect for the applicable class of taxpayer for that year; and

(iv) an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of these other taxable years.

Certain elections, such as a qualified electing fund (or QEF) election or mark to market election, may be available to a unitholder if we were classified as a PFIC. If we determine that we are or will be a PFIC, we will provide unitholders with information concerning the potential availability of such elections.

Under current law, dividends received by individual citizens or residents of the United States from domestic corporations and qualified foreign corporations generally are treated as net capital gains and subject to U.S. federal income tax at reduced rates (currently 15%). However, if we were classified as a PFIC for our taxable year in which we pay a dividend, we would not be considered a qualified foreign corporation, and individuals receiving such dividends would not be eligible for the reduced rate of U.S. federal income tax.

Taxation of Our Subsidiary Corporations

The Section 883 Exemption

Our subsidiaries Arctic Spirit L.L.C., Polar Spirit L.L.C. and Teekay Tangguh Holdco L.L.C. are classified as corporations for U.S. federal income tax purposes and are subject to U.S. federal income tax based on the rules applicable to foreign corporations described above under “Possible Classification as a Corporation—Taxation of Operating Income,” including, but not limited to, the 4% gross basis tax or the net basis tax if the Section 883 Exemption does not apply. We believe that the Section 883 Exemption would apply to our corporate subsidiaries to the extent that it would apply to us if we were to be treated as a corporation. As such, we believe that the Section 883 Exemption would apply in 2009 and these subsidiaries would not be subject to either the 4% gross basis tax or the net basis tax in 2009. However, we anticipate that the subsidiaries will not be eligible to claim the Section 883 Exemption in 2010 and subsequent years and, therefore, the 4% gross basis tax will apply to our subsidiary corporations. In this regard, we estimate that we will be subject to approximately $500,000 or less of U.S. federal income tax in 2010 and in each subsequent year based on the amount of U.S. Source International Transportation Income these subsidiaries earned for 2008 and their expected U.S. Source International Transportation Income for 2009 and subsequent years. The amount of such tax for which they would be liable for any year will depend upon the amount of income they earn from voyages into or out of the United States in such year, which, however, is not within their complete control.

Consequences of Possible PFIC Classification

As non-U.S. entities classified as corporations for U.S. federal income tax purposes, our subsidiaries Arctic Spirit L.L.C., Polar Spirit L.L.C. and Teekay Tangguh Holdco L.L.C. could be considered PFICs. We received a ruling from the IRS that our subsidiary Teekay Tangguh Holdco L.L.C. will be classified as a controlled foreign corporation (CFC) rather than a PFIC as long as it is wholly-owned by a U.S. partnership. On November 17, 2009 we restructured our subsidiaries Arctic Spirit L.L.C. and Polar Spirit L.L.C. such that they are also owned by a U.S. partnership, and believe that these subsidiaries should be treated as CFCs rather than PFICs following the restructuring. However, if our subsidiaries Arctic Spirit L.L.C. and Polar Spirit L.L.C. were to be treated as PFICs prior to the restructuring, those subsidiaries would continue to be treated as PFICs with respect to a unitholder who held our common units prior to the restructuring, unless certain elections described below are made by the unitholder or the U.S. partnership, as applicable.

As described above under “Possible Classification as a Corporation— Consequences of Possible PFIC Classification,” legal uncertainties are involved in the determination of whether our subsidiaries Artic Spirit L.L.C. and Polar Spirit L.L.C. will be considered PFICs prior to the restructuring. These legal uncertainties include the decision of the United States Court of Appeals for the Fifth Circuit in Tidewater, which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, we believe that the nature of the chartering activities, as well as the charter contracts, of our subsidiaries Arctic Spirit L.L.C. and Polar Spirit L.L.C. differ in certain material respects from those at issue in Tidewater. Consequently, based on the current assets and operations of these subsidiaries, we intend to take the position that neither Arctic Spirit L.L.C. nor Polar Spirit L.L.C. has ever been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept this position or that either of these subsidiaries would not constitute a PFIC for any future taxable year if there were to be changes in its assets, income or operations.

As described above under “Possible Classification as a Corporation— Consequences of Possible PFIC Classification,” U.S. shareholders of a PFIC are subject to an adverse U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the direct or indirect sale or other disposition of their interests in the PFIC. If either of our subsidiaries Arctic Spirit L.L.C. and Polar Spirit L.L.C were to be treated as a PFIC prior to the restructuring, a unitholder who held our common units prior to the restructuring would be considered to own directly the unitholder’s proportionate share of the equity of such subsidiary. In that event, the impact of the PFIC rules on a unitholder would depend on whether the unitholder has made a timely and effective election to treat the subsidiary as a qualified electing fund under Section 1295 of the Code (QEF Election) for the tax year that is the first year in the unitholder’s holding period of our units during which the subsidiary qualified as a PFIC by filing IRS Form 8621 with the unitholder’s U.S. federal income tax return.

Taxation of a Unitholder Subject to a QEF Election. If a unitholder who held our common units prior to the restructuring makes a timely QEF Election, the adverse tax regime described above under “Possible Classification as a Corporation— Consequences of Possible PFIC Classification” would not apply. Instead a unitholder must report each year for U.S. federal income tax purposes the unitholder’s pro rata share of the ordinary earnings and net capital gain, if any, of the subsidiary for their taxable year that ends with or within the unitholder’s taxable year, regardless of whether or not distributions from the subsidiary were received by the unitholder. The unitholder’s adjusted tax basis in the equity of the subsidiary would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in the adjusted tax basis in the equity of the subsidiary and would not be taxed again once distributed.

If a unitholder has not made a timely QEF Election with respect to the first year in the unitholder’s holding period of our units during which our subsidiary Arctic Spirit L.L.C. or Polar Spirit L.L.C. qualified as a PFIC, the unitholder may be treated as having made a timely QEF Election by filing a QEF Election and, under the rules of Section 1291(d)(2) of the Code, a “deemed sale election” to include in income as an “excess distribution” the amount of any gain that the unitholder would otherwise recognize if the unitholder sold the unitholder’s equity in the subsidiary on the “qualification date.” The qualification date is the first day of the subsidiary’s first taxable year in which the subsidiary qualified as a “qualified electing fund” with respect to such unitholder. Further, following the restructuring the unitholder may be treated as having made a timely QEF Election by a QEF Election under the rules of Section 1291(d)(2) of the Code, a “deemed dividend election” to include in income as an “excess distribution” the unitholder’s share of the undistributed earnings and profits of the subsidiary as of the day before the “qualification date” attributable to the unitholder’s equity in the subsidiary held on the “qualification date.” There is considerable uncertainty, however, as to the availability of this election to our unitholders under the circumstances surrounding the restructuring, including whether a “deemed dividend” Purging Election (described below) is the exclusive “deemed dividend” election available to remove any PFIC taint with respect to our subsidiaries Arctic Spirit L.L.C. and Polar Spirit L.L.C. In addition to the above rules, under very limited circumstances, a unitholder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A unitholder’s QEF Election will not be an effective election unless we agree to annually provide the holder with certain information concerning the subsidiary’s income and gain, calculated in accordance with the Code to be included with the unitholder’s U.S. federal income tax return. We have not provided our unitholders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, you will not be able to make an effective QEF Election at this time, notwithstanding the present uncertainty regarding whether Arctic Spirit L.L.C. or Polar Spirit L.L.C. were PFICs prior to the restructuring. If we determine that either of our subsidiaries Arctic Spirit L.L.C. or Polar Spirit L.L.C. is or will be a PFIC for any taxable year, we will provide unitholders with all necessary information in order to make an effective QEF Election with respect to the equity of such subsidiary.

Taxation of a Unitholder Subject to a Purging Election. A unitholder who held our common units prior to the restructuring also may be entitled to treat the stock of the subsidiary as not being stock in a PFIC if the unitholder or the U.S. partnership files at any time within three years of the due date (including extensions) for the unitholder’s or the U.S. partnership’s U.S. income tax return for the taxable year that includes the restructuring, under the rules of Section 1298(b)(1) of the Code and Treasury Regulations Section 1.1297-3, either (i) a “deemed sale election” to include in income as an “excess distribution” any gain that the unitholder would otherwise recognize if the unitholder sold the unitholder’s equity in the subsidiary on the day immediately after the restructuring, or (ii) a “deemed dividend election” to include in income as an “excess distribution” the unitholder’s share of the undistributed earnings and profits of the subsidiary as of the close of the taxable year that includes the restructuring attributable to the unitholder’s equity in the subsidiary held on the day immediately after the restructuring (each, a Purging Election). There is considerable uncertainty, however, surrounding the application of the Purging Elections to the restructuring, including whether the unitholder or the U.S. partnership is eligible to file the elections. We have no present intention to cause the U.S. partnership to file either of the Purging Elections, but we may consider doing so in the future.

Unitholders are urged to consult their own tax advisors regarding the applicability, availability and advisability of, and procedure for, making QEF Elections, deemed sale elections, deemed dividend elections and other available elections with respect to our subsidiaries Arctic Spirit L.L.C. and Polar Spirit L.L.C., and the U.S. federal income tax consequences of making such elections.

Item 6 — Exhibits
None
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005
•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-162579) FILED WITH THE SEC ON OCTOBER 20, 2009

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.
	By:	Teekay GP L.L.C., its General Partner

Date: December 7, 2009	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)